UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

10 October 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Interim Results Announcement

Signatures
Interim Results - US GAAP Reconciliation

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: October 10, 2003	By:	/s/ Simon Pordage

Simon Pordage
Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: October 10, 2003	By:	/s/ Simon Pordage

Simon Pordage
Head of Board Support

Barclays PLC

30th June 2003

Interim Results Announcement

6-K

Barclays PLC

Interim Results Announcement 2003

This document consists of the previously published results announcement of Barclays PLC for the six months ended June 30, 2003 with the addition of data relating to Barclays Bank PLC and a reconciliation of the attributable profit and shareholders’ funds for both Groups prepared in accordance with UK generally accepted accounting principles to net income and shareholders’ equity prepared in accordance with US generally accepted accounting principles. The purpose of this document is to include such reconciliations, consistent with Barclays’ past practice, as of, and for the period ended, June 30, 2003, and does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

BARCLAYS PLC

INTERIM ANNOUNCEMENT OF RESULTS FOR 2003

The statutory consolidated Profit and Loss account and consolidated Balance Sheet are set out on pages 13 and 14 in the format used in the Group’s 2002 Annual Report. Barclays believes that the Further Analysis of the Profit and Loss account shown on page 15 assists in the understanding of profit trends in the results.

In this document the profit and loss analysis compares, unless stated otherwise, the half-year to 30th June 2003 to the corresponding period of 2002. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2002. Average balance sheet comparisons relate the half-year to 30th June 2003 to the corresponding period of 2002. The prior period presentation has, where appropriate, been restated to conform with current year classification and the changes in accounting policies as described in the 2002 Annual Report.

BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000, COMPANY NO. 48839.

BARCLAYS PLC

INTERIM ANNOUNCEMENT OF RESULTS FOR 2003

The information in this announcement, which was approved by the Board of Directors on 6th August 2003, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the “Act”). Statutory accounts for the year ended 31st December 2002 including the Group’s Annual Report on Form 20-F to the US Securities and Exchange Commission, which contained an unqualified audit report under Section 235 of the Act and did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures that Barclays has made or may make in documents it has filed or may file with the US Securities and Exchange Commission.

7th August 2003

BARCLAYS PLC - SUMMARY

RESULTS FOR SIX MONTHS TO 30TH JUNE 2003 (UNAUDITED)

Operating Results

	Half-year ended
	30.06.03		30.06.02
	£m		£m		% Change
Operating income	5,993		5,734		5
Operating expenses[1]	(3,166)		(3,046)		4
Provisions for bad and doubtful debts	(652)		(713)		(9)
Operating profit[1]	2,188		1,972		11
Profit before tax	1,963		1,755		12
Economic profit	742		654		13
Earnings per share	21.3	p	18.6	p	14
Dividend per share	7.05	p	6.35	p	11
Post-tax return on average shareholders’ funds	18%		17%

“Barclays delivered a good first half performance, demonstrating that our strategy to transform the bank is on track and gathering momentum. We have seen good revenue growth, tight cost discipline and prudent risk management. At the same time we are continuing to fund investment for the future.”

Matthew W. Barrett, Group Chief Executive

Financial Summary

•	Operating income increased 5% to £5,993m (2002: £5,734m).

•	Operating expenses[1] rose 4% or £120m to £3,166m (2002: £3,046m), with the majority (£109m) of the increase attributable to the move to a pensions charge (£73m) from a pensions credit (£36m) in the first half of 2002.

•	The cost:income ratio was maintained at 53% (2002: 53%).

•	Provisions fell 9% to £652m (2002: £713m). Provisions, excluding the impact of South American Corporate Banking rose 6% to £643m (2002: £609m).

•	Operating profit[1], rose 11% to £2,188m (2002: £1,972m).

•	Profit before tax rose 12% to £1,963m (2002: £1,755m).

•	Post-tax return on average shareholders’ funds was 18% (2002: 17%).

•	Earnings per share rose 14% to 21.3p (2002: 18.6p). The interim dividend per share increased by 11% to 7.05p (2002: 6.35p).

•	In the first half of 2003, Barclays repurchased shares to the value of £119m and distributed £787m through the final dividend for 2002.

•	Equity shareholders’ funds were £16.1bn at 30th June 2003 (31st December 2002: £15.2bn). The tier 1 capital ratio strengthened to 8.4% (31st December 2002: 8.2%). The average economic capital (excluding goodwill) to support the Group’s ongoing business requirements was approximately £10.7bn (31st December 2002: £10.3bn).

[1]	Based on the consolidated profit and loss account, as defined for statutory purposes and shown on page 13, adjusted for the costs directly associated with the integration of Woolwich plc, goodwill amortisation and the restructuring charge. Additionally operating profit includes the profit/(loss) from joint ventures and associated undertakings prior to the amortisation of related goodwill. A profit and loss account presentation reflecting these adjustments is on page 15.

BARCLAYS PLC - SUMMARY

Business Performance Summary 1

•	Personal Financial Services increased operating profit 12% to £534m (2002: £475m). Income was up 6% at £1,524m (2002: £1,436m). Costs rose 5% to £829m (2002: £789m). The cost:income ratio improved to 54% (2002: 55%). Provisions were down 6% at £163m (2002: £173m). Stronger volumes and active margin management helped drive improvements in income. This was broadly based with revenue growth evident across the major business activities: general insurance up 21%; consumer finance up 14%; mortgages up 12%; and, current account and savings up 5%. In mortgages, margins improved relative to the first half of 2002. The share of net new lendings in the UK was 3% (2002: 11%). The number of Openplan customers in the UK grew to 2.4 million. Barclays branded savings maintained a leading market position in new business generation.

•	Barclays Private Clients operating profit, for the ongoing business, decreased 28% to £177m (2002: £246m), with activity impacted by significantly lower equity markets and by lower interest rates than in the first half of 2002. Comparisons year-on-year are impacted by several transactions that affected the structure of the business. Fees and commissions income fell 26%. Costs fell 11% to £430m (2002: £484m). The performance in Spain continued to be strong with income growth of 27% and a 129% increase in Openplan mortgage and deposit balances. The contribution from the closed life assurance activities, reported separately within Barclays Private Clients, was a loss of £46m (2002: loss £26m).

•	Barclaycard increased operating profit 22% to £381m (2002: £312m) with strong business volumes driving income growth of 17% to £878m (2002: £751m). Costs rose 14% to £292m (2002: £256m) reflecting business growth. The cost:income ratio improved to 33% (2002: 34%). Provisions increased 13% to £205m (2002: £181m) in line with growth in the portfolio. Average UK extended credit balances grew 16% to £7.2bn (2002: £6.2bn). Barclaycard International made a profit of £1m (2002: loss £15m) on income growth of 45% and average extended credit balances which were 41% higher. In the first half of 2003, 651,000 customers (2002: 540,000) were recruited. Monument (formerly Providian UK), acquired in April 2002, has been integrated into Barclaycard.

•	Business Banking increased operating profit 5% to £674m (2002: £643m) reflecting volume growth and the benefits of tight cost management. Income grew 5% to £1,287m (2002: £1,224m), notwithstanding the impact of the implementation of the Competition Commission Inquiry transitional pricing remedy. Costs grew 1%, to £504m (2002: £498m). The cost:income ratio improved to 39% (2002: 41%). Provisions rose 38% to £110m (2002: £80m), the increase being substantially attributable to provisions in respect of a small number of larger companies, with no particular industry concentration. The quality of the portfolio by risk grade remained stable. Average lending balances increased 11% to £46.1bn and average deposit balances increased 4% to £45.3bn.

•	Barclays Africa operating profit rose 31% to £63m (2002: £48m). The acquisition of BNPI Mauritius, completed in November 2002, made a positive contribution.

[1]	The Business Performance Summary is based on statutory definitions but with costs adjusted for those directly associated with the integration into the Barclays Group of Woolwich plc, goodwill amortisation and the restructuring charge. Additionally, operating profit includes the profit/(loss) from joint ventures and associated undertakings prior to amortisation of related goodwill. Further business analysis on this basis appears on pages 32-44.

BARCLAYS PLC - SUMMARY

Business Performance Summary (continued)

•	Barclays Capital operating profit increased 14% to £420m (2002: £370m). Operating income grew 7% to a record £1,308m (2002: £1,224m). Market risk was maintained at a level similar to the prior period, with an average Daily Value at Risk (DVaR) of £23m (2002: £22m). Costs rose 8% as revenue related costs increased consequent on strong performance. Provisions declined 14% reflecting improvements in the credit environment, particularly in the US. Barclays Capital improved market share, progressing to 4th in the global all debt league table with over $100bn of debt issued for clients in the first half of 2003.

•	Barclays Global Investors operating profit increased 52% to £91m (2002: £60m). Income increased 8% to £311m (2002: £289m) reflecting asset growth, investment performance and higher margin product sales. Costs were down 4% at £220m (2002: £229m). Total assets in the Global iShares (Exchange Traded Funds) business grew 27% to £28bn (31st December 2002: £22bn). Total assets under management were £543bn (31st December 2002: £462bn) inclusive of £34bn of new funds acquired during the first half of the year.

Progress against goals

•	Barclays continued to meet its primary goal, of top quartile total shareholder return relative to its peer group, for the three and a half years ended 30th June 2003.

•	Cumulative economic profit for the three and a half years ended 30th June 2003 was £4.6bn relative to the goal of £5.1bn. The cumulative goal for the period 2000 to 2003 inclusive is £6.1bn.

•	Cumulative annual cost savings for the three and a half years ended 30th June 2003 were £1,070m and have exceeded the £1bn targeted cost savings set for the end of 2003.

•	For the half-year ended 30th June 2003, ongoing Woolwich integration synergies of £159m were achieved relative to a target of £330m for 2003. Barclays remains on track to achieve the target synergies of £400m per annum by the end of 2004.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS (UNAUDITED)

	Half-year ended
	30.06.03	31.12.02	30.06.02
RESULTS[1]	£m	£m	£m
Net interest income	3,236	3,072	3,133
Non-interest income	2,757	2,521	2,601
Operating income	5,993	5,593	5,734
Operating expenses	(3,166)	(3,057)	(3,046)
Provisions for bad and doubtful debts	(652)	(771)	(713)
Provisions for contingent liabilities and commitments	—	(2)	1
Profit/(loss) from joint ventures and associated undertakings	13	(6)	(4)
Operating profit	2,188	1,757	1,972
Restructuring charge	(74)	(132)	(55)
Woolwich integration costs	(22)	(48)	(32)
Goodwill amortisation	(128)	(124)	(130)
Exceptional items	(1)	(3)	—
Profit before tax	1,963	1,450	1,755
Profit attributable to shareholders	1,383	993	1,237
Economic profit	742	583	654

BALANCE SHEET
Shareholders’ funds	16,064	15,205	15,091
Loan capital	12,553	11,537	10,985
Total capital resources	28,810	26,898	26,200
Total assets	446,731	403,066	389,708
Weighted risk assets	181,414	172,748	165,168

PER ORDINARY SHARE	p	p	p
Earnings (on a statutory basis)	21.3	15.1	18.6
Earnings (on an operating profit basis)[1]	24.3	18.9	21.4
Dividend	7.05	12.00	6.35
Net asset value	245.4	231.2	227.5

PERFORMANCE RATIOS	%	%	%
Post-tax return on average shareholders’ funds (on a statutory basis)	17.6	13.0	16.5
Post-tax return on average shareholders’ funds (on an operating profit basis)[1]	20.0	16.1	18.9

CAPITAL RATIOS	%	%	%
Tier 1 ratio	8.4	8.2	7.9
Risk asset ratio	13.2	12.8	12.9

GROUP YIELDS, SPREADS & MARGINS	%	%	%
Gross yield	5.00	5.22	5.48
Interest spread	2.37	2.32	2.52
Interest margin	2.66	2.66	2.84

ECONOMIC DATA
Period end - US$/£	1.65	1.61	1.52
Average - US$/£	1.61	1.50	1.44
Period end - ¤/£	1.44	1.54	1.55
Average - ¤/£	1.46	1.59	1.61
FTSE 100 period end	4,031	3,940	4,656
Average FTSE 100 in period	3,844	4,085	5,126

[1]	Based on the Further Analysis of the Profit and Loss account as set out on page 15.

BARCLAYS PLC

HALF-YEAR REVIEW

The environment in 2002 was tough for financial services companies globally. At the start of 2003, there were no clear indications that the geopolitical or macroeconomic climate would become materially easier. However, there has been some progress in several areas; the war with Iraq has been largely resolved and fears of a double dip recession in the US have abated. On the other hand economic growth prospects across Europe remain subdued and, if anything, have deteriorated somewhat.

Against this backdrop, the UK economy has remained relatively robust, with GDP growth forecast to be just under 2% for this year. Notwithstanding moderating house price inflation, customer confidence remains high as a result of historically low levels of interest rates and unemployment.

Overall, whilst the remainder of 2003 still has its uncertainties, the outlook is generally more stable than at the start of the year.

Barclays approach in 2003 is unchanged from 2002: the pursuit of income growth; tight cost management; a prudent approach to risk management; a focus on generating profitable business; and a relentless drive to transform our businesses.

We continue to make progress in executing our strategic agenda and have been rewarded with good momentum in financial performance across most of our businesses.

Profit before tax increased by 12% to £1,963m (2002: £1,755m). Post-tax earnings per share rose 14% to 21.3p (2002: 18.6p). We have increased the interim dividend by 11% to 7.05p (2002: 6.35p).

Our economic profit1 performance during the first half was sufficient to ensure that we continued to achieve our primary goal, which is to produce top quartile total shareholder return. Economic profit for the half-year was 13% higher at £742m (2002: £654m). On a cumulative basis, economic profit for the three and a half-year period to 30th June 2003 was £4.6bn - the strongest in Barclays history - although our economic goal for 2000-2003 inclusive required a cumulative £5.1bn at this stage.

In the first half of 2003, income increased by 5% to £5,993m (2002: £5,734m). Costs2 for the first half were £3,166m, an increase of 4%. The increase included the impact of the half-on-half move to a pensions charge of £73m from a pensions credit of £36m in the equivalent period in 2002, which alone accounted for over 3% of the rise in costs.

Provisions fell by 9% to £652m (2002: £713m). Excluding the impact of South American Corporate Banking half-on-half, provisions rose 6%, well below loan growth of 9%.

There are three main themes driving our financial performance: income growth and the associated risk appetite; productivity improvements; and the execution of strategic priorities.

Income growth of 5% was well diversified across the portfolio and was achieved without increasing risk appetite. Net revenue, comprising operating income less provisions, increased 6%.

[1]	Economic profit is defined in note 2 on page 9.

[2]	Based on the Further Analysis of the Profit and Loss account set out on page 15.

BARCLAYS PLC

HALF-YEAR REVIEW

At a business level, we have delivered improved income growth in Personal Financial Services, up 6% at £1,524m (2002: £1,436m). This largely reflects the early benefits of increased volumes acquired during 2002. Income increased in general insurance and consumer finance, rising by 21% and 14% respectively, more than offsetting the decline in income from the IFA operation which remained subdued given poor stockmarket conditions. Mortgage income rose 12%. Openplan continued to be a powerful tool in attracting new business and strengthening relationships with existing customers.

Business Banking is experiencing the first year of impact of the Competition Commission Inquiry transitional pricing remedy. Business Banking responded proactively by consulting with the relevant customers and, based on the insights gained, offered them a choice of either interest on current account or a discounted money transmission package. During the first half of the year, we have recruited new customers and transacted more business with existing customers. Income in Business Banking rose 5%.

Our businesses which target global or regional markets, as well as the home UK market, did well. Barclaycard income growth was 17%. This was the seventh consecutive half-year of record income. An important feature of this has been the rapid development of Barclaycard International and we will continue to extend the Barclaycard brand and technologies into new geographies.

Barclays Capital had a record half-year; income rose 7% to £1,308m and operating profit grew 14% to £420m. Barclays Capital market share in core markets also grew as clients continued to respond positively to its integrated risk management and financing business model. Income growth at Barclays Capital was achieved with little change in market risk; average DVaR was £23m, broadly stable relative to 2002. Investment continued, focused on origination and distribution capabilities in the US and continental Europe. Barclays Capital remains one of the international growth engines for Barclays.

In Barclays Private Clients, business performance continued to reflect volatile equity markets, falling interest rates and the on-going challenge of managing the closed life assurance activities. Despite the difficult conditions, wealth management presents attractive opportunities and remains a key strategic priority for us. The continued reshaping of the business, headed by a new leadership team, will position us to tap into the substantial wealth management profit pools and to take advantage of the market turnaround when it occurs. We continued to invest in the business.

Barclays Global Investors income grew 8% (or 19% in dollar terms). Its excellent investment performance record in all asset classes over the short, medium and long term, combined with systematic risk control, is a winning formula.

Barclays Africa has continued to reshape its business around serving its customers in a distinctive way and has been rewarded with a 31% increase in operating profit helped by income growth of 18%. This has been achieved when often both the economic and political environments were difficult.

As we have grown income, we have maintained our focus on improving productivity. We set a goal at the end of 1999 to deliver £1bn of annual run-rate cost savings within four years. We have exceeded this goal within three and a half years, with £1,070m of savings achieved. The cost reduction initiative was not a one-off exercise, but very much part of our transformation programme. We know there are more gains to be captured through on-going productivity management; this continues to be an important agenda item for our business leaders. Each of our businesses is committed to achieving, and then at least maintaining, cost:income ratios in the top quartile of their peer group.

BARCLAYS PLC

HALF-YEAR REVIEW

Four businesses, Barclaycard, Business Banking, Barclays Africa and Barclays Capital, had top quartile cost:income performances by the end of 2002. Barclays Global Investors achieved top quartile performance for the first time during the first half of 2003. Personal Financial Services is committed to closing the gap between its performance (54%) and top quartile (51%). Barclays Private Clients remains challenged in achieving a top quartile ratio, largely a function of a fall in income rather than productivity.

Overall, we achieved a positive margin of income growth over cost growth of 1% (or 4% if the impact of the move from a pension credit in 2002 to a pension charge in 2003 is excluded). The Group cost:income ratio was maintained at 53%.

Our strategic priorities - remain unchanged and focus on those markets where we can most profitably implement our sources of competitive advantage: UK banking; businesses where we can benefit from global or regional economies of scale (such as cards, investment banking and institutional money management); retail and corporate banking in Europe; and wealth management in the UK and Europe. We also continue to work hard on improving the functional expertise, infrastructure and management disciplines that contribute to delivering good execution.

In addition to the opportunities for growth within each line of business, we believe that there are incremental value opportunities available to the Group by exploiting synergies between different parts of the portfolio. A good example is the synergy potential between Barclays Capital and Barclays Private Clients, where the sharing of product understanding, distribution capability and intellectual capital is already showing real benefits. We are also achieving benefits from working together across our core UK businesses - Personal Financial Services, Business Banking, Barclaycard UK, and UK Premier Banking in Barclays Private Clients.

The corporate development agenda is also an important element in delivering our goals. We completed in July our purchase of Banco Zaragozano in Spain, which we see as an important part of extending our retail and commercial banking activities in Western Europe. In January, we purchased Charles Schwab Europe (now part of Barclays Private Clients) and in May 2003 we bought Clydesdale Financial Services, a point of sale credit provider (now part of Barclaycard). Monument (formerly Providian UK) which was acquired in April 2002, has been integrated into Barclaycard. We regard these acquisitions as attractive ways to accelerate the implementation of our business strategies.

Barclays has delivered a good set of results across its portfolio in the first half of 2003, and demonstrated the benefits of a diverse franchise with most of the businesses firing on all cylinders. Our transformation is giving us the ability to seize growth opportunities and to adjust rapidly to changing conditions. We are confident about our momentum and our ability to sustain it, tempered somewhat by the remaining uncertainties in the environment as well as the traditionally slower second half.

We remain committed to building a portfolio of domestic and international businesses that will deliver long-term sustainable shareholder value.

Sir Peter Middleton	Matthew W. Barrett
Chairman	Group Chief
Executive

BARCLAYS PLC

KEY FACTS (UNAUDITED)

	Half-year ended
	30.06.03		31.12.02		30.06.02
Number of UK branches	2,077		2,080		2,084
Number of overseas branches	499		499		550
Number of UK ATMs	3,900		3,900		3,900
Employees worldwide	73,600		74,700		78,400
Total customers registered for online banking	4.2	m	3.9	m	3.5	m
UK OPENPLAN
Number of customers with Openplan from Woolwich	1.3	m	1.2	m	1.1	m
Number of customers with Openplan from Barclays	1.1	m	0.8	m	0.3	m
Total UK Openplan savings balances	£20.6	bn	£18.5	bn	£13.2	bn
Total UK Openplan mortgage balances	£26.2	bn	£21.2	bn	£16.0	bn
PERSONAL FINANCIAL SERVICES
Number of UK current accounts	10.6	m	10.5	m	10.3	m
Number of UK savings accounts	10.7	m	10.2	m	9.5	m
Total UK mortgage balances	£59.8	bn	£58.7	bn	£55.7	bn
BARCLAYS PRIVATE CLIENTS
Total customer funds	£89	bn	£85	bn	£91	bn
Number of Iberian Openplan customers	26,000		20,000		12,000
Average stockbroking deal volumes per day (excluding Charles Schwab Europe)	5,500		6,200		6,400
BARCLAYCARD
Number of Barclaycard UK customers	10.1	m	9.7	m	9.3	m
Number of customers registered for online account services	1.3	m	1.1	m	0.9	m
Number of retailer relationships	88,000		85,000		85,000
Number of retailer transactions processed	0.7	bn	0.7	bn	0.7	bn
Number of Barclaycards in issue overseas	1.32	m	1.28	m	1.24	m
BUSINESS BANKING
Number of Business Banking customers	728,000		727,000		731,000
Number of current accounts	733,000		731,000		738,000
Number of Business Premium deposit accounts	238,000		238,000		242,000
Customers registered for online banking/BusinessMaster	258,000		288,000		273,000
BARCLAYS AFRICA
Number of customers accounts	1.4	m	1.4	m	1.4	m
BARCLAYS GLOBAL INVESTORS
Total assets under management	£543	bn	£462	bn	£500	bn
Number of institutional clients	2,400		2,300		2,100

	Half-year ended
	30.06.03			30.06.02
	League			League
	table	issuance		table	issuance
	position	value		position	value
BARCLAYS CAPITAL
Global all debt	4th	$103.0	bn	6th	$77.7	bn
European all debt	3rd	$68.2	bn	2nd	$56.5	bn
All international bonds (all currencies)	5th	$60.6	bn	10th	$43.7	bn
All international bonds (Euros)	6th	€30.8	bn	8th	€24.0	bn
Sterling bonds	1st	$5.8	bn	1st	$8.1	bn

US investment grade corporate bonds	9th	$4.7	bn	12th	$2.1	bn

BARCLAYS PLC

GROUP PERFORMANCE MANAGEMENT

Value Based Management

Barclays is focused on delivering superior value to its shareholders. To achieve this, we have adopted the principles of Value Based Management (VBM) to develop strategy, allocate resources and manage performance.

In applying VBM principles, Barclays has developed a disciplined, fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option. Our aim is to achieve profitable growth in all our businesses.

In order to set a benchmark for top quartile value creation, we set performance goals designed to stretch the thinking and ambition of our businesses. These goals act as inputs into our strategy development process that in turn generates business performance commitments.

Performance Goals

At the end of 1999, Barclays set a series of four year performance goals for the period 2000 to 2003 inclusive. The primary goal is to achieve and sustain top quartile total shareholder return (TSR) relative to a peer group1 of financial services companies (reviewed annually). TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments.

In addition, a set of secondary four year goals were established to frame the performance required to meet the primary goal.

The first supporting goal was to double the absolute value of an investment of a hypothetical £100 in Barclays over the four year period from the end of 1999. At the time of setting the goals, analysis of financial services companies who had delivered top TSR performance indicated that this level of value creation would be required for Barclays to be in the top quartile of the peer group.

The second supporting goal was to double economic profit2 over the period. At the time of setting the goals, we believed that this level of economic profit generation would be required to deliver top quartile TSR performance. This goal requires the delivery of £6.1bn of cumulative economic profit for the period 2000 to 2003 inclusive.

The third supporting goal was specifically focused on improving cost management. This goal was to reduce the annual run rate of Group costs by £1bn over the four year period to the end of 2003 thereby absorbing the impact of inflation and volume related growth during the period. Our belief is that to achieve our shareholder value aspirations we must deliver world-class productivity performance.

[1]	Peer group for 2003: Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered. The peer group is unchanged from 2002.

[2]	Economic profit is defined as profit after tax and minority interests plus certain gains (and losses) reported within the statement of total recognised gains and losses where they arise from the Group’s business activities and are in respect of transactions with third parties, less a charge for the cost of average shareholders’ funds (which includes purchased goodwill). The cost of average shareholders’ funds is calculated using the capital asset pricing model. The cost of equity comprises primarily three components: the equity risk premium; the market beta; and the risk free rate. The Group’s cost of average shareholders’ funds for 2003 is unchanged from 2002 at 9.5%.

BARCLAYS PLC

GROUP PERFORMANCE MANAGEMENT

Performance relative to goals

At the end of June 2003, Barclays had met its primary goal of top quartile TSR performance relative to its peer group and also delivered the cost goal ahead of schedule. However, Barclays is behind the cumulative economic profit goal and is significantly behind the absolute value goal as a result of the fall in the stock markets during the period.

Total Shareholder Return

For the three and a half years from 31st December 1999 to 30th June 2003, Barclays was positioned third within its peer group, thereby achieving its primary top quartile TSR performance goal.

Absolute Value

In order to be on track to meet this goal, the hypothetical £100 investment should have been worth £183 on 30th June 2003. The hypothetical £100 investment would actually have been worth £117.

This performance has been achieved in an environment of widespread declines in stock market values. A corresponding hypothetical investment in a basket of shares made up of the Barclays peer group would have been worth £104 on 30th June 2003, while an investment in the FTSE 100 Index would have been worth £64.

Economic Profit

This goal required the generation of £5.1bn of cumulative economic profit by 30th June 2003, as the contribution of the first three and a half years in the four year (2000-2003 inclusive) cumulative goal of £6.1bn. Economic profit for the first half of 2003 was £0.7bn, which combined with the cumulative £3.9bn generated between 2000 and 2002 inclusive, delivered £4.6bn of cumulative economic profit at 30th June 2003.

The breakdown of economic profit performance is shown below:

	Half-year ended
	30.06.03	30.06.02
	£m	£m
Profit after tax and minority interests (excluding goodwill amortisation)	1,508	1,374
Average shareholders’ funds[1]	16,566	15,682
Post-tax cost of equity	9.5%	9.5%

Cost of average shareholders’ funds[2]	(766)	(720)

Economic profit	742	654

[1]	The difference between the average shareholders’ funds (excluding minority interests) of £15,703m and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.

[2]	The cost includes a charge for purchased goodwill of £201m (2002: £199m). A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc.

BARCLAYS PLC

GROUP PERFORMANCE MANAGEMENT

Economic Profit (continued)

The table below shows the economic profit generated by each business area. Further information on the economic capital methodology and the allocation of economic capital by business can be found on pages 46 and 47.

	Economic profit
	Half-year ended
	30.06.03	30.06.02
	£m	£m
Personal Financial Services	246	200
Barclays Private Clients - ongoing business	96	145
- closed life assurance activities	(46)	(34)
Barclaycard	174	143
Business Banking	315	293
Barclays Africa	19	10
Barclays Capital	167	143
Barclays Global Investors	52	28
Other operations[1]	(14)	(54)
Head office functions	(31)	5
Goodwill[2]	(201)	(199)
Cost of variance to average shareholders’ funds	(35)	(26)

Economic profit	742	654

Cost goal

Between 2000 and 2002 inclusive, £910m of savings were achieved. In the first half of 2003, a further £160m of savings were achieved, creating a cumulative total of £1,070m. Therefore with three and a half years of the four year period elapsed, the goal had been achieved ahead of schedule.

We continue to benchmark each of our businesses against the appropriate peer group in financial services to establish top quartile efficiency ratio targets.

Barclays cost:income ratio was maintained at 53% (2002: 53%).

[1]	Includes Transition Businesses, see page 50.

[2]	Cost of equity charge on purchased goodwill.

BARCLAYS PLC

SUMMARY OF RESULTS (UNAUDITED)

PROFIT BEFORE TAX

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Personal Financial Services	534	508	475
Barclays Private Clients
- ongoing business	177	165	246
- closed life assurance activities	(46)	(61)	(26)
Barclaycard	381	312	312
Business Banking	674	625	643
Barclays Africa	63	57	48
Barclays Capital	420	223	370
Barclays Global Investors	91	50	60
Other operations[1]	(46)	(52)	(117)
Head office functions	(60)	(70)	(39)

Operating profit	2,188	1,757	1,972
Restructuring charge	(74)	(132)	(55)
Woolwich integration costs	(22)	(48)	(32)
Goodwill amortisation	(128)	(124)	(130)
Exceptional items	(1)	(3)	—

	1,963	1,450	1,755

TOTAL ASSETS AND WEIGHTED RISK ASSETS

	Total assets			Weighted risk assets
	30.06.03	31.12.02	30.06.02	30.06.03	31.12.02	30.06.02
	£m	£m	£m	£m	£m	£m
Personal Financial Services	73,584	71,871	67,877	41,879	41,100	38,673
Barclays Private Clients
- ongoing business	15,392	13,087	13,859	12,668	11,713	9,856
- closed life assurance activities	862	929	950	—	—	—
Barclaycard	11,412	10,669	10,278	11,464	10,647	10,009
Business Banking	51,182	47,315	44,509	53,640	50,449	47,159
Barclays Africa	2,776	2,632	2,366	1,980	1,892	1,672
Barclays Capital	274,566	236,472	230,511	58,067	53,496	53,974
Barclays Global Investors	607	494	389	1,083	666	636
Other operations[1] and Head office functions	4,841	8,379	7,035	633	2,785	3,189
Goodwill	3,867	3,934	4,055	—	—	—
Retail life-fund assets	7,642	7,284	7,879	—	—	—

	446,731	403,066	389,708	181,414	172,748	165,168

[1]	Includes Transition Businesses, see page 50.

BARCLAYS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

Half-year ended
30.06.03	31.12.02	30.06.02
£m	£m	£m
Interest receivable	6,093	6,007	6,037
Interest payable	(2,857)	(2,935)	(2,904)

Net interest income	3,236	3,072	3,133

Net fees and commissions receivable	2,030	1,961	1,964
Dealing profits	530	320	513
Other operating income	197	240	124

Total non-interest income	2,757	2,521	2,601

Operating income	5,993	5,593	5,734

Administration expenses - staff costs	(2,026)	(1,877)	(1,878)
Administration expenses - other	(1,092)	(1,213)	(1,099)
Depreciation and amortisation	(269)	(271)	(286)

Operating expenses	(3,387)	(3,361)	(3,263)

Operating profit before provisions	2,606	2,232	2,471
Provisions for bad and doubtful debts	(652)	(771)	(713)
Provisions for contingent liabilities and commitments	—	(2)	1

Operating profit	1,954	1,459	1,759
Profit/(loss) from joint ventures and associated undertakings	10	(6)	(4)
Exceptional items	(1)	(3)	—

Profit on ordinary activities before tax	1,963	1,450	1,755
Tax on profit on ordinary activities	(567)	(446)	(509)

Profit on ordinary activities after tax	1,396	1,004	1,246
Minority interests - equity and non-equity	(13)	(11)	(9)

Profit for the financial period attributable to the members of Barclays PLC	1,383	993	1,237
Dividends	(457)	(787)	(419)

Profit retained for the financial period	926	206	818

Earnings per ordinary share	21.3	p	15.1	p	18.6	p
Dividend per ordinary share
Interim	7.05	p	—	6.35	p
Final	—	12.00	p	—

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		30.06.03	31.12.02	30.06.02
		£m	£m	£m
Assets:
Cash and balances at central banks		1,717	2,032	1,414
Items in course of collection from other banks		3,155	2,335	3,077
Treasury bills and other eligible bills		7,842	7,645	8,768

Loans and advances to banks	- banking	14,937	15,369	16,889
	- trading	52,534	42,805	40,951

		67,471	58,174	57,840

Loans and advances to customers	- banking	164,912	157,222	151,815
	- trading	59,447	45,176	47,211

		224,359	202,398	199,026
Debt securities		100,122	94,229	80,744
Equity shares		5,164	3,133	4,661
Interests in joint ventures and associated undertakings		454	455	89
Intangible fixed assets - goodwill		3,867	3,934	4,055
Tangible fixed assets		1,572	1,626	1,831
Other assets		23,366	19,821	20,324

		439,089	395,782	381,829
Retail life-fund assets attributable to policyholders		7,642	7,284	7,879

Total assets		446,731	403,066	389,708

Liabilities:
Deposits by banks	- banking	51,357	48,751	39,052
	- trading	41,844	38,683	42,133

		93,201	87,434	81,185

Customer accounts	- banking	153,893	144,078	143,388
	- trading	44,223	27,420	30,146

		198,116	171,498	173,534
Debt securities in issue		48,431	45,885	46,899
Items in course of collection due to other banks		1,662	1,416	1,396
Other liabilities		68,869	62,651	52,615
Undated loan capital - convertible to preference shares		—	310	328
Undated loan capital - non-convertible		6,570	6,368	5,454
Dated loan capital - convertible to preference shares		11	11	—
Dated loan capital - non-convertible		5,972	4,848	5,203

		422,832	380,421	366,614

Minority interests and shareholders’ funds:
Minority interests - equity and non-equity		193	156	124

Called up share capital		1,638	1,645	1,661
Reserves		14,426	13,560	13,430

Shareholders’ funds: equity		16,064	15,205	15,091

		16,257	15,361	15,215

		439,089	395,782	381,829
Retail life-fund liabilities attributable to policyholders		7,642	7,284	7,879

Total liabilities and shareholders’ funds		446,731	403,066	389,708

BARCLAYS PLC

FURTHER ANALYSIS OF PROFIT AND LOSS ACCOUNT (UNAUDITED)

Half-year ended
30.06.03	31.12.02	30.06.02
£m	£m	£m
Interest receivable	6,093	6,007	6,037
Interest payable	(2,857)	(2,935)	(2,904)

Net interest income	3,236	3,072	3,133

Net fees and commissions receivable	2,030	1,961	1,964
Dealing profits	530	320	513
Other operating income	197	240	124

Total non-interest income	2,757	2,521	2,601

Operating income	5,993	5,593	5,734

Administration expenses - staff costs	(1,960)	(1,790)	(1,839)
Administration expenses - other	(1,062)	(1,120)	(1,051)
Depreciation	(144)	(147)	(156)

Operating expenses	(3,166)	(3,057)	(3,046)

2,827	2,536	2,688
Provisions for bad and doubtful debts	(652)	(771)	(713)
Provisions for contingent liabilities and commitments	—	(2)	1
Profit/(loss) from joint ventures and associated undertakings	13	(6)	(4)

Operating profit	2,188	1,757	1,972
Restructuring charge	(74)	(132)	(55)
Woolwich Integration costs	(22)	(48)	(32)
Goodwill amortisation	(128)	(124)	(130)
Exceptional items	(1)	(3)	—

Profit on ordinary activities before tax	1,963	1,450	1,755

Earnings per ordinary share before restructuring charge, Woolwich integration costs, goodwill amortisation and exceptional items	24.3	p	18.9	p	21.4	p
Post-tax return on average shareholders’ funds (on a consistent basis with earnings per share above)	20.0%	16.1%	18.9%

The above results are based on the consolidated profit and loss account shown on page 13 and show operating profit before charging the restructuring charge, costs directly associated with the integration of Woolwich plc, goodwill amortisation and exceptional items. The above presentation also includes the profit/(loss) from joint ventures and associated undertakings (prior to the amortisation of related goodwill) in the calculation of operating profit. Barclays believes that identifying operating profit on this basis assists in the understanding of profit trends in the results. In previous reporting periods, operating profit was additionally adjusted to remove the impact of Woolwich fair value adjustments primarily on net interest income. The presentation above no longer makes the adjustment to operating profit and comparative amounts have been restated accordingly.

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

	Half-year ended
	30.06.03	31.12.02	30.06.02
Net interest income	£m	£m	£m
Interest receivable	6,093	6,007	6,037
Interest payable	(2,857)	(2,935)	(2,904)

	3,236	3,072	3,133

Group net interest income increased by 3% to £3,236m, reflecting growth in balances, which more than offset an 18 basis point fall versus the first half of 2002 in the Group interest margin, to 2.66%. The margin versus the second half of 2002 was stable.

The Group interest margin of 2.66% (2002: 2.84%) includes 0.50% (2002: 0.53%) arising from the benefit of free funds. A component of the benefit of free funds is the hedge against short term interest rate movements. The contribution of the hedge remained broadly constant at 0.21%.

The 18 basis points fall in the Group interest margin was principally attributable to a 33 basis point fall in the international interest margin. The reduction was mainly as a result of managing down the higher yielding Transition Businesses and the general fall in global interest rates. The proportion of international average interest earning assets increased.

The domestic net interest margin remained flat, reflecting active management of margins across the UK businesses, particularly in the mortgage market.

Average interest earning assets increased by 11% to £244bn (2002: £220bn).

Domestic average interest earning assets increased by 6% to £158bn (2002: £149bn), predominantly driven by a £6bn increase in mortgage balances in Personal Financial Services.

International average interest earning assets increased by 21% to £86bn (2002: £71bn), reflecting an increase of £15bn in holdings of debt securities in Barclays Capital.

BARCLAYS PLC

Yields, spreads and margins - banking business1

	Half-year ended
	30.06.03	31.12.02	30.06.02
	%	%	%
Gross yield [2]
Group	5.00	5.22	5.48
Domestic	5.75	5.86	6.09
International	3.64	3.93	4.20
Interest spread [3]
Group	2.37	2.32	2.52
Domestic	3.29	3.16	3.27
International	0.72	0.63	0.98
Interest margin [4]
Group	2.66	2.66	2.84
Domestic	3.67	3.56	3.66
International	0.80	0.80	1.13
Average UK base rate	3.80	4.00	4.00

[1]	Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the UK by Barclays Capital.

The yields, spreads, and margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

[2]	Gross yield is the interest rate earned on average interest earning assets.

[3]	Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

[4]	Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities - banking business

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Average interest earning assets
Group	243,668	230,033	220,323
Domestic	157,565	154,717	148,903
International	86,103	75,316	71,420
Average interest bearing liabilities
Group	216,707	203,357	196,059
Domestic	132,796	131,927	128,163
International	83,911	71,430	67,896

BARCLAYS PLC

Net fees and commissions

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Fees and commissions receivable	2,298	2,241	2,213
Less: fees and commissions payable	(268)	(280)	(249)

	2,030	1,961	1,964

Group net fees and commissions increased by £66m (3%) to £2,030m, reflecting increases in most businesses, partially offset by a reduction in Barclays Private Clients.

In Personal Financial Services, there was a reduction of 2% to £389m (2002: £397m) reflecting lower income from the independent financial advisor (IFA) business.

Net fees and commissions in Barclays Private Clients decreased 26% to £240m (2002: £325m) reflecting the impact of market conditions on sales of investment products, brokerage and fund management fees in private banking and the absence of the contribution of the Caribbean.

In Barclaycard, growth in the international business, UK account activity fees and higher merchant acquiring volumes accounted for the growth in net fees and commissions of 19% to £380m (2002: £320m).

In Business Banking, net fees and commissions increased by 8% to £455m (2002: £422m). Lending fees grew rapidly and reflected the growth in the balance sheet. Foreign exchange related commission grew due to increased business volumes. Money transmission income fell and was affected by the alternative offer to customers triggered by the Competition Commission Inquiry transitional pricing remedy. The migration to lower cost electronic payment methods continued. Business Banking fees and commissions included £71m (2002: £66m) in respect of foreign exchange income on customer transactions with Barclays Capital.

Net fees and commissions in Barclays Africa increased 20% to £65m due to stronger business activity in Kenya and the acquisition of BNPI Mauritius.

Barclays Capital net fees and commissions remained in line with the prior year at £244m (2002: £245m).

Barclays Global Investors net fees and commission increased by 8% to £306m, with the increase dampened by foreign exchange translation movements of £37m and lower average market levels. Strong net new asset growth, investment performance and higher margin product sales created growth in investment management fees.

Income from the sale of Legal & General products following the alliance in 2001 is included in net fees and commissions.

BARCLAYS PLC

Dealing profits

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Rates related business	449	356	520
Credit related business	81	(36)	(7)

	530	320	513

Almost all the Group’s dealing profits are generated in Barclays Capital.

Dealing profits grew 3% to £530m, with strong performances in the credit businesses, in particular corporate bonds. This was partially offset by lower contributions in the Rates businesses in particular from US interest rate derivatives.

Total foreign exchange income was £277m (2002: £251m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units, within fees and commissions.

BARCLAYS PLC

Other operating income

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Dividend income from equity shares	3	4	3
Profits on disposal of investment securities	55	51	7
Income from the long term assurance business	(31)	(20)	(31)
Property rentals	9	9	11
Income on insurance underwriting	108	94	84
Other income	53	102	50

	197	240	124

Other operating income increased by £73m (59%) to £197m (2002: £124m).

Profits on disposal of investment securities primarily reflect realisations in the private equity business within Barclays Capital.

Virtually all of the Group’s long term assurance activity is based in the UK. This UK business, which closed to new business following the formation of the strategic alliance with Legal & General in 2001, was the main contributor to the loss of £31m for 2003 and the losses experienced in 2002. The contribution for 2003 included costs of redress for customer claims in respect of endowment policies and other actuarial basis changes, partially offset by the benefit of the limited stockmarket recovery during the first half of 2003.

Total costs of customer redress in respect of endowment policies were £50m (2002: £nil).

Income on insurance underwriting rose by £24m to £108m as a result of income from increased consumer lending activities and a favourable claims experience.

BARCLAYS PLC

Operating expenses

The Group manages core costs on the basis of three distinct categories: strategic investment, revenue related and business as usual. In addition, goodwill amortisation, restructuring costs and integration costs are reported separately.

Costs are allocated to individual categories based on the following definitions:

Strategic investment costs relate to the development costs of an investment project which has either or both of the following features:

-	it generates or enables new revenue streams or definable growth in a revenue stream; or

-	it generates or enables reduced costs.

Strategic investment costs exclude restructuring costs, integration costs and project operating costs.

Revenue related costs are those costs which are directly associated with a corresponding change in revenues or profit. An increase or decrease in revenues or profits will usually lead to an increase or decrease in these costs.

Business as usual costs are those costs not classified as strategic investment or revenue related. This category includes operating costs of live strategic projects, other project costs not classified as strategic and volume related costs which are not revenue related.

Restructuring costs are those charges associated with the ongoing reorganisation and restructuring of the Group’s operations as part of its cost reduction initiatives.

Integration costs are in respect of projects and initiatives associated with the acquisition of Woolwich plc and include expenditure to achieve cost savings and revenue synergies.

BARCLAYS PLC

Based on the definitions, the Group’s costs are summarised in the following table:

Operating expenses

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Business as usual expenses	2,550	2,493	2,426
Revenue related costs	454	348	382
Strategic investment costs	145	193	188
Acquisitions and disposals	17	23	50

Operating expenses	3,166	3,057	3,046
Restructuring charge	74	132	55
Goodwill amortisation	125	124	130
Woolwich Integration costs	22	48	32

	3,387	3,361	3,263

Operating expenses, before restructuring charge, goodwill, amortisation and integration costs, increased 4% to £3,166m.

Business as usual costs rose by 5% (£124m) to £2,550m, with the majority of the increase, £109m, attributable to the year-on-year impact of the move to a pensions charge (£73m) from a pensions credit (£36m) in 2002.

Businesses as usual costs also reflected the consequences of continued investment in the core businesses of Personal Financial Services and Barclaycard. In Barclays Africa business as usual costs increased due to further development of the business. In Business Banking and Barclays Capital they were held broadly in line with the prior year. Business as usual costs in Barclays Private Clients and Barclays Global Investors were lower.

Revenue related costs rose 19% to £454m as a result of improved performance in Barclays Capital and Barclays Global Investors.

Strategic investment expenditure of £145m was 23% lower than in the first half of 2002, reflecting tight cost control across the Group and the prioritisation of key initiatives.

BARCLAYS PLC

Administrative expenses - staff costs

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Salaries and accrued incentive payments	1,631	1,552	1,607
Social security costs	130	122	118
Pension costs	97	(19)	(8)
Post-retirement health care	9	8	7
Other staff costs	159	214	154

	2,026	1,877	1,878

Included above:
Restructuring charge	(66)	(86)	(38)
Woolwich integration costs	—	(1)	(1)

Excluding restructuring and integration costs	1,960	1,790	1,839

	30.06.03	31.12.02	30.06.02
Number of staff at period end:[1]
Personal Financial Services[2]	26,600	27,200	28,200
Barclays Private Clients[3]	10,300	10,700	13,000
Barclaycard[4]	5,000	4,700	4,700
Business Banking[5]	9,200	9,700	9,500
Barclays Africa	7,600	7,500	7,900
Barclays Capital	5,300	5,500	5,600
Barclays Global Investors	2,000	2,100	2,100
Other operations[6]	7,100	6,800	6,900
Head office functions	500	500	500

Total Group permanent and contract staff worldwide	73,600	74,700	78,400
Temporary and agency staff worldwide	3,800	3,700	4,500

Total including temporary and agency staff	77,400	78,400	82,900

[1]	Staff numbers are on a full time equivalent basis. United Kingdom permanent and contract staff are 58,400 (31st December 2002: 59,000; 30th June 2002: 60,400).

[2]	Staff numbers decreased since 31st December 2002 by 600, as a result of a number of productivity initiatives.

[3]	The decrease in staff numbers since 31st December 2002 reflected restructuring (500), transfers to Other operations (200), partly offset by the acquisition of Charles Schwab Europe (300).

[4]	Includes 200 staff arising from the acquisition of Clydesdale Financial Services.

[5]	Staff numbers decreased since 31st December 2002 by 500, due to various restructuring initiatives.

[6]	The increase in staff numbers reflected the transfer of staff from other businesses, predominately Barclays Private Clients.

BARCLAYS PLC

Staff costs

Staff costs, excluding the restructuring charge and the integration costs arising from the acquisition of Woolwich plc, increased by 7% to £1,960m.

Salaries and accrued incentive payments increased by 1% to £1,631m reflecting increased performance related payments within Barclays Capital and Barclays Global Investors. The impact of the annual UK pay award was more than offset by a reduction in Group staff numbers.

Pension costs calculated in accordance with SSAP 24 included a charge of £73m (2002: £36m credit) in respect of the Group’s main UK pension schemes.

Permanent and contract staff numbers fell by 1,100 during 2003. The implementation of restructuring programmes resulted in a decrease of 1,700 staff. This was partly offset by an increase of 300 staff from the acquisition of Charles Schwab Europe in Barclays Private Clients, an increase of 300 staff in Barclaycard mostly attributable to the acquisition of Clydesdale Financial Services.

The numbers of staff reductions relating to each restructuring programme are as follows:

Number of
staff who
have left
during 2003
Current year programme	400
Prior year programme	1,300

Total	1,700

The number of staff who were under notice at 30th June 2003 was 1, 300.

The restructuring charge of £74m detailed on page 45 relates to the 2003 restructuring programme above.

BARCLAYS PLC

Administrative expenses

		Half-year ended
	30.06.03	31.12.02	31.06.02
	£m	£m	£m
Property and equipment expenses	510	512	473
Other administrative expenses	582	701	626

	1,092	1,213	1,099

Included above:
Restructuring charge	(8)	(46)	(17)
Woolwich Integration costs	(22)	(47)	(31)

Excluding restructuring charge and integration costs	1,062	1,120	1,051

Administrative expenses were broadly flat.

Property and equipment expenses increased by 8% to £510m primarily due to increased external information technology costs and increased property rentals.

Other administrative expenses reduced by 7% to £582m reflecting decreases across a number of areas, principally advertising and securities clearing expenses.

Depreciation and amortisation

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Property depreciation	45	42	51
Equipment depreciation	97	97	101
Loss on sale of equipment	2	8	4

	144	147	156
Goodwill amortisation - Woolwich	103	103	103
- other	22	21	27

	269	271	286

BARCLAYS PLC

Provisions for bad and doubtful debts

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
The charge for the period in respect of bad and doubtful debts comprises:
Specific provisions
New and increased	771	861	858
Releases	(70)	(67)	(60)
Recoveries	(62)	(65)	(41)

	639	729	757
General provision charge / (release)	13	42	(44)

Net charge	652	771	713

The net charge for the period in respect of bad and doubtful debts comprises:
Transition Businesses	15	27	97
Other	637	744	616

Net charge	652	771	713

Total provisions for bad and doubtful debts at end of the period comprise:
Specific provisions	2,261	2,261	2,139
General provisions	752	737	702

	3,013	2,998	2,841

The net provisions charge for the half year decreased by 9% from £713m to £652m. Both wholesale and retail businesses contributed to the decrease. The significant impact of South American Corporate Banking in the first half of 2002 was not repeated. Provisions, excluding the impact of South America Corporate Banking, rose 6% to £643m (2002: £609m).

In Barclays Capital, improved credit conditions in the large corporate market resulted in fewer credit provisions and lower non-performing loans. In Personal Financial Services the application of credit risk management initiatives resulted in lower provisions half on half. Provisions were higher in Business Banking, the increase being substantially attributable to provisions in respect of a small number of larger companies, with no particular industry concentration. Provisions increased in Barclaycard as the result of portfolio growth over the last two years.

Overall, the net provision charge for the period as a percentage of average banking loans and advances improved from 0.42% to 0.36% for the half-year (annualised, from 0.83% to 0.72%).

For the half year provision cover for non-performing and potential problem loans improved as detailed on page 56.

BARCLAYS PLC

Profit /(loss) from joint ventures and associated undertakings

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Profit/(loss) from joint ventures	—	1	(6)
Profit/(loss) from associated undertakings	10	(7)	2

	10	(6)	(4)

The profit from associated undertakings in the first half of 2003 primarily relates to the investment in FirstCaribbean (including goodwill amortisation of £3m).

Exceptional items

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
(Loss)/profit on disposal of Group undertakings	(1)	8	—
Loss on termination of Group activities	—	(11)	—

	(1)	(3)	—

Tax

The charge for the period assumes a UK corporation tax rate of 30% for the calendar year 2003 (full year 2002: 30%). The effective rate of tax for the first half of 2003 is 28.9% (2002: 29.0%). This is lower than the standard rate due to the beneficial effects of lower tax on overseas income and certain non-taxable gains, offset by the absence of tax relief on the goodwill charge.

Included in the charge is a credit of £6m (2002: £8m credit) on the decrease in the shareholders’ interest in the long term assurance fund.

BARCLAYS PLC

Earnings per ordinary share

Earnings per ordinary share are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

			Half-year ended
	30.06.03		31.12.02		30.06.02
Earnings in period	£1,383	m	£993	m	£1,237	m
Earnings in period before restructuring, integration costs, goodwill amortisation and exceptional items	£1,578	m	£1,249	m	£1,424	m
Weighted average number of ordinary shares in issue	6,488	m	6,599	m	6,656	m
Calculation of adjusted earnings per share	pence		pence		pence
Basic earnings per ordinary share	21.3		15.1		18.6
Restructuring charge	0.8		1.5		0.6
Goodwill amortisation	2.0		1.8		1.9
Woolwich Integration costs	0.2		0.5		0.3

Adjusted earnings per share	24.3		18.9		21.4

Dividends on ordinary shares

The Board has decided to pay, on 1st October 2003, an interim dividend for the year ending 31st December 2003 of 7.05p per ordinary share, for shares registered in the books of the Company at the close of business on 15th August 2003. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2003/2004 tax year in mid-October 2003.

For qualifying US and Canadian resident ADR holders, the interim dividend of 7.05p per ordinary share becomes 28.2p per ADS (representing four shares). The ADR depositary will mail the dividend on 1st October 2003 to ADR holders on the record on 15th August 2003.

For qualifying Japanese shareholders, the interim dividend of 7.05p per ordinary share will be distributed in mid-October to shareholders on the record on 15th August 2003.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH; or, by phoning 0870 702 0196. The completed form should be returned to The Plan Administrator on or before 9th September 2003 for it to be effective in time for the payment of the interim dividend on 1st October 2003. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

BARCLAYS PLC

Capital resources

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Shareholders’ funds	16,064	15,205	15,091
Minority interests	193	156	124

	16,257	15,361	15,215
Loan capital	12,553	11,537	10,985

	28,810	26,898	26,200

Total capital resources increased in the half-year by £1,912m.

Equity shareholders’ funds increased by £859m reflecting profit retentions of £926m, net proceeds of share issues of £16m and exchange rate movements of £36m, offset by share repurchases of £119m.

Loan capital rose by £1,016m reflecting raisings of £1,667m and exchange rate movements of £58m, offset by redemptions of £708m and amortisation of issue expenses of £1m.

BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Weighted risk assets:
Banking book
on-balance sheet	131,320	128,691	124,864
off-balance sheet	22,358	21,999	21,587
Associated undertakings and joint ventures	2,777	3,065	501

Total banking book	156,455	153,755	146,952

Trading book
Market risks	11,336	7,988	7,600
Counterparty and settlement risks	13,623	11,005	10,616

Total trading book	24,959	18,993	18,216

Total weighted risk assets	181,414	172,748	165,168

Capital resources:
Tier 1
Called up share capital	1,638	1,645	1,661
Less: own shares	(7)	(4)	(2)

	1,631	1,641	1,659
Eligible reserves	14,295	13,409	13,400
Minority interests - equity	592	522	192
Reserve capital instruments [1]	1,783	1,771	1,838
Tier one notes [1]	1,005	1,019	—
Less: goodwill	(4,084)	(4,158)	(4,074)

Total qualifying tier 1 capital	15,222	14,204	13,015

Tier 2
Revaluation reserves	23	25	31
General provisions	752	737	702
Qualifying subordinated liabilities [2]
Undated loan capital	3,750	3,854	3,910
Dated loan capital	5,448	4,573	4,733
Minority interest[3]	1	2	3

Total qualifying tier 2 capital	9,974	9,191	9,379

Tier 3: short term subordinated liabilities[2]	441	203	396

Less: Supervisory deductions
Investments not consolidated for Supervisory purposes [4]	(1,363)	(1,288)	(1,330)
Other deductions	(247)	(119)	(104)

	(1,610)	(1,407)	(1,434)

Total net capital resources	24,027	22,191	21,356

Capital ratios:	%	%	%
Tier 1 ratio	8.4	8.2	7.9
Risk asset ratio	13.2	12.8	12.9

[1]	Reserve capital instruments and tier one notes are included in undated loan capital in the consolidated balance sheet.

[2]	Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

[3]	Revaluation reserves of £1m (31st December 2002: £2m; 30th June 2002: £3m).

[4]	Includes £799m (31st December 2002: £867m; 30th June 2002: £844m) of shareholders’ interest in the long-term assurance funds.

BARCLAYS PLC

Capital ratios (continued)

Capital ratios strengthened from the position as at 31st December 2002 as a result of a £1.8bn (8.3%) growth in total net capital resources, which more than offset the impact of a £8.7bn (5.0%) growth in weighted risk assets. The net impact on the risk asset ratio was an increase of 0.4% and on the tier 1 ratio an increase of 0.2%.

Within total net capital, tier 1 capital rose by £1.0bn, almost wholly in equity shareholders’ funds including retained profit of £0.9bn, while tier 2 capital increased by £0.8bn and tier 3 capital by £0.2bn. Supervisory deductions increased by £0.2bn.

The increase in weighted risk assets is mainly accounted for by a rise of £6.0bn (31.4%) in the Trading book.

Banking book weighted risk assets grew by £2.7bn (1.8%). The growth in weighted risk assets is discussed further under ‘Total assets’ below.

Total assets1

The Group’s balance sheet grew by 11% (£43.7bn) to £446.7bn. Weighted risk assets rose by 5% to £181.4bn.

Within Personal Financial Services, total assets increased by 2% to £73.6bn. Weighted risk assets increased by 2% to £41.9bn. This was mainly attributable to steady growth in UK mortgage balances, up 2% to £59.8bn (31st December 2002: £58.7bn), and to good growth in both secured and unsecured lending.

Barclays Private Clients total assets grew (excluding the assets of the closed life assurance activities) by £2.2bn to £15.4bn, primarily as a result of the growth of Openplan in Spain. Weighted risk assets increased by £1bn, again reflecting the growth in Openplan assets.

Barclaycard total assets increased by £0.7bn (7%) to £11.4bn. Weighted risk assets increased by 8%, reflecting growth in extended credit balances.

Within Business Banking, total assets grew by 8% to £51.2bn in the first half of 2003. Weighted risk assets increased by 6% to £53.6bn. Lending growth remained concentrated towards higher quality larger business customers.

Barclays Capital total assets increased by 16% to £274.6bn (31st December 2002: £236.5bn) due to increases in settlement balances and government securities. Total settlement balances increased by £25bn reflecting higher volumes in government debt trading at the period end. Increases in government debt securities were £5bn. Total weighted risk assets increased by 9% to £58.1bn (31st December 2002: £53.5bn), reflecting the higher quality and lower risk weightings associated with government securities.

1 All comparisons, unless otherwise specified, are relative to 31st December 2002.

BARCLAYS PLC

Personal Financial Services

Personal Financial Services provides a wide range of products and services to 14 million personal customers throughout the United Kingdom, including current accounts, savings, mortgages, consumer loans and general insurance. These are available to customers through integrated channels comprising the branch network, telephone banking and online banking.

Personal Financial Services works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking.

Within Personal Financial Services, the goal is to build broader and deeper customer relationships with the existing customer base as well as attracting new customers. This will be achieved by a focus on increasing customer value along with a continued commitment to improving customer service standards.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	977	917	917
Net fees and commissions	389	397	397
Other operating income	158	169	122

Operating income	1,524	1,483	1,436
Operating costs	(829)	(816)	(789)
Provisions for bad and doubtful debts	(163)	(161)	(173)
Profit from joint ventures	2	2	1

Operating profit	534	508	475
Restructuring costs	(27)	(21)	(18)
Woolwich Integration costs	(22)	(40)	(30)

Profit before tax and exceptional items	485	447	427

Personal Financial Services operating profit increased by 12% (£59m) to £534m (2002: £475m) reflecting income momentum, cost control and the benefits of improved credit management.

Operating income was up 6% (£88m) to £1,524m (2002: £1,436m). The continued success in rolling out Openplan across the business has contributed to higher income. Net revenue (operating income less provisions) increased 8% to £1,361m (2002: £1,263m).

Stronger volumes and active margin management helped drive improvements in income. This was broadly based, with revenue growth in evidence across the major business activities within Personal Financial Services. The increase in income was particularly strong within general insurance and consumer finance activities, 21% and 14% respectively. Income from the mortgage business increased by 12%. Income from current account and savings activities increased by 5%. Income from independent financial advice declined 40%.

Net interest income increased by 7% (£60m) to £977m (2002: £917m) reflecting the positive impact of higher balances and improved asset margins.

Consumer finance performance was driven by higher average balances, rising 6% to £6.7bn (2002: £6.3bn), and improved margins. In the key Barclayloan product, sales volumes were significantly higher than in the same period in 2002. A focus on credit management has reduced potential problem loans.

BARCLAYS PLC

Average savings balances increased 11% year on year to £31.5bn (2002: £28.4bn) with Barclays branded savings growing at 23%. The number of savings accounts increased by 13% to 10.7m (2002: 9.5m). Savings margins stabilised, reflecting active management of the product mix. Total Openplan saving balances exceeded £20bn, with the average balance per customer being significantly higher than outside Openplan.

Average mortgage balances increased 11% year on year to £59.5bn (2002: £53.4bn). The margin on new business improved compared with the first half of 2002. This had an impact on mortgage volumes. UK mortgage gross advances were £8.8bn (2002: £11.1bn), a market share of 7%. Net lending of £1.1bn is lower than the first half of 2002 (2002: £3.9bn), a market share of 3% (2002: 11%), as a more cautious stance was adopted in specific areas of the mortgage market. UK mortgage balances ended the period at £59.8bn (31st December 2002: £58.7bn).

Net fees and commissions fell 2% to £389m (2002: £397m), principally caused by a weaker performance in the independent financial advisor (IFA) business. Income from value-added, fee-based current accounts continued to rise.

Other operating income increased 30% (£36m) to £158m (2002: £122m). Of the increase in other operating income, £18m resulted from a revision of the estimated amounts expected to be repaid on banking liabilities. There was also a significant increase in the contribution from general insurance activities, reflecting strong sales of personal protection insurance products, and a more favourable claims experience.

The Openplan proposition now has 2.4m customers (31st December 2002: 2.0m). Openplan offers fully integrated banking and delivers tangible benefits to customers. It continued to be highly successful in attracting new customers and retaining existing customers. There is evidence that Openplan facilitates the development of a deeper and more enduring customer relationship through higher product penetration and lower attrition rates, leading to higher income per customer. As the proposition has matured, a greater percentage of new to Group customers have been recruited. Fully launched in April 2002, Openplan from Barclays had attracted 1.1m customers across the UK. Product penetration was 4.4 products per customer, well above the average of 2.6 outside Openplan. Annual customer revenue is £380 relative to £212 outside Openplan. Openplan from Woolwich customer numbers rose to 1.3m (2002: 1.1m) and product penetration increased to 3.3 (2002: 3.2). Annual customer revenue is £307 relative to £146 outside Openplan.

Operating costs rose by 5% (£40m) to £829m (2002: £789m). The increase in costs was largely attributable to the impact of the pension charge, which was £20m (2002: credit £10m). The underlying costs of the business were tightly managed to improve operational efficiency and were broadly flat despite higher business volumes. Staff numbers declined in the period as the benefits of the new organisational design and other efficiency initiatives were realised. Cost savings are being re-invested in the franchise to deliver performance improvements. The cost:income ratio improved to 54% (2002: 55%).

Provisions decreased by 6% (£10m) to £163m (2002: £173m), reflecting the improved quality of the lending portfolio and improvements to the collections and fraud processes. This reduction has been achieved prudently, coverage ratios were consistent with year end 2002. Latest loan to value ratios within the mortgage book averaged 40%.

BARCLAYS PLC

Barclays Private Clients

Barclays Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing banking and asset management services.

The development of an integrated business model, covering both banking and investment services, has continued in 2003, with a strong focus on improving operational efficiency and the provision of distinctive customer service.

On 31st January 2003, the retail stockbroking business Charles Schwab Europe was acquired. On 8th May 2003, Barclays announced the acquisition of Banco Zaragozano in Spain which was completed on the 16th July 2003.

The contribution recognised from the closed life assurance activities is reported separately to provide increased transparency in the financial reporting within Barclays Private Clients.

The line by line comparison with the first half of 2002 was impacted by the Caribbean businesses being accounted for as an associated undertaking following the formation of FirstCaribbean on 11th October 2002.

Barclays Private Clients works closely with other Group businesses, particularly Barclays Global Investors, Personal Financial Services, Business Banking and Barclays Capital, in order to enhance product development and customer service.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	361	380	408
Net fees and commissions	240	269	325
Other operating income	13	4	15

Operating income	614	653	748
Operating costs	(430)	(460)	(484)
Provisions for bad and doubtful debts	(16)	(19)	(18)
Profit/(loss) from associated undertakings	9	(9)	—

Operating profit - ongoing business	177	165	246
Restructuring costs	(9)	(39)	(5)
Woolwich Integration costs	—	(7)	(1)

Profit before tax and exceptional items - ongoing business	168	119	240
Contribution from closed life assurance activities	(46)	(61)	(26)

Profit before tax and exceptional items	122	58	214

Barclays Private Clients operating profit for the ongoing business decreased 28% (£69m) to £177m (2002: £246m), primarily driven by a fall in net fees and commissions of £85m and also a decline in net interest income of £47m. Despite the recent recovery, the equity markets were significantly lower than in the first half of 2002 which impacted customer appetite globally for investment products. Performance in banking activities was at a similar level to the first half of 2002.

Net interest income decreased 12% (£47m) to £361m (2002: £408m). The decrease was wholly attributable to the absence of the contribution of the Caribbean. The impact of increased income generated from underlying higher average customer deposits, up 4%, and average loans, up 31%, broadly compensated for the impact of margin compression, lower interest rates and changes in the product mix.

BARCLAYS PLC

Net fees and commissions decreased 26% (£85m) to £240m (2002: £325m). This reflected the impact of market conditions on sales of investment products, brokerage and fund management fees in Private Banking and the absence of the contribution of the Caribbean business. The average level of the FTSE 100 Index was 3844, 25% lower than in the prior year period (2002: 5126). Average daily deal volumes in UK retail stockbroking (excluding the impact of Charles Schwab Europe) were lower at 5,500 (2002: 6,400). The stockbroking business maintained its leading UK position with a 16% market share (excluding Charles Schwab Europe, 12%) (2002: 11%) of retail stockbroking, as measured by client orders.

Operating costs decreased 11% (£54m) to £430m (2002: £484m) fully mitigating the additional pensions charge of £14m (2002: credit £7m). Costs reduced as a result of lower volume related costs, a direct consequence of reduced sales of investment products, the rigorous control of costs, the continuation of efficiency and business transformation initiatives and the absence of Caribbean operating costs. Strategic investment spend represented 8% of operating costs, a similar percentage to the first half of 2002.

Provisions decreased by £2m to £16m (2002: £18m), reflecting the impact of the Caribbean transaction.

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), increased by £4bn to £89bn (31st December 2002: £85bn), primarily due to the impact of new business, favourable exchange rate movements and the limited stock market recovery since the year end. Customer deposits increased by £1bn to £39bn.

The increase in customer loans, up £1bn in the half year to £11bn, primarily reflected the continued growth of Openplan mortgages in Spain. Openplan has continued to be an attractive product in Spain with 6,000 new customers recruited this half-year and an estimated market share of net new mortgage business of 4%. Income in Spain continued to grow significantly this year, increasing by 27% (£19m) to £90m. In the Premier Banking business in the UK, Openplan attracted £0.6bn of new mortgage balances together with £0.4bn of additional savings in the period.

Sales of Legal & General life and pensions products have fallen in line with industry trends. Sales of funds and bonds have also been impacted by reduced customer demand for investment products.

The contribution from the closed life assurance activities, a loss of £46m (2002: loss of £26m) comprises the embedded value of the closed Barclays Life and Woolwich Life funds together with related administration costs and also costs of redress for customers who have claimed in respect of endowment policies.

Total costs of customer redress in respect of endowment policies was £50m (2002 first half: £nil; 2002 second half: £19m).

BARCLAYS PLC

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, it is active outside the UK through Barclaycard International, in Germany, Spain, Greece, France and Italy. It also operates in Africa. Barclaycard offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

Barclaycard continued the strategic development of its business through both organic and non organic activity. Providian UK, acquired in April 2002 and now re-branded as Monument, has been integrated within Barclaycard. Barclaycard has agreed with Littlewoods Limited to provide credit cards and other financial products to its customer base. On the 19th May 2003, Barclaycard acquired the Clydesdale Financial Services point of sale finance business.

There has also been further development in Barclaycard International. Barclaycard already operates in Spain and there is an opportunity through the Banco Zaragozano acquisition to accelerate growth in this market.

In April, Barclaycard purchased the global rights (excluding the UK and Singapore) to the Manchester United brand for world-wide co-branding and sub-licensing opportunities.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	498	455	431
Net fees and commissions	380	376	320

Operating income	878	831	751
Operating costs	(292)	(296)	(256)
Provisions for bad and doubtful debts	(205)	(221)	(181)
Loss from joint ventures	—	(2)	(2)

Operating profit	381	312	312
Restructuring costs	(4)	(9)	(3)
Woolwich Integration costs	—	(1)	—

Profit before tax and exceptional items	377	302	309

Barclaycard operating profit increased 22% (£69m) to £381m (2002: £312m).

Operating income increased 17% (£127m) to £878m (2002: £751m). Net revenue (operating income less provisions) increased by 18% (£103m) to £673m (2002: £570m).

Net interest income increased 16% (£67m) to £498m (2002: £431m). This was due to good growth in UK average extended credit balances, up 16% to £7.2bn (2002: £6.2bn), continued cardholder rate management, the benefits of falling interest rates, growth overseas and the benefit of the Monument business acquired in April 2002. Recruitment of UK customers remained strong, up 21%, with 651,000 (2002: 540,000) acquired in the period.

Net fees and commissions increased 19% (£60m) to £380m (2002: £320m), largely driven by growth in the international business, UK account activity fees and higher merchant acquiring volumes.

BARCLAYS PLC

Operating costs increased 14% (£36m) to £292m (2002: £256m) due to the strong growth of the business and the inclusion of Monument. The cost:income ratio improved to 33% (2002: 34%).

Provisions increased 13% (£24m) to £205m (2002: £181m), consistent with growth in lending. Barclaycard has had high levels of customer recruitment over the last few years and its effect on provisions has been mitigated by a number of new risk management initiatives, such as improved collection processes.

Barclaycard International made a profit of £1m (2002: loss £15m) whilst maintaining significant ongoing investment. Income increased 45%, to £61m, and average extended credit balances rose by 41%. Barclaycard International cards in issue rose 3% to 1.32m (31st December 2002: 1.28m).

BARCLAYS PLC

Business Banking

Business Banking provides relationship banking to the Group’s large, medium and small business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to business centres in continental Europe and the United States and to the product suite and expertise of other businesses in the Group.

The strategy to accelerate business growth is underpinned by the Value Aligned Performance Measurement (VAPM) system which is linked to targets and reward. The VAPM outputs demonstrate the additional value that is now being generated through the acquisition of new customers, together with the strengthening and the expansion of relationships with existing customers.

In accordance with the Competition Commission Inquiry transitional pricing remedy, Business Banking offered qualifying SME customers interest on current accounts, or an alternative of discounted money transmission charges, with effect from 1st January 2003.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	813	828	798
Net fees and commissions	455	442	422
Other operating income	19	20	4

Operating income	1,287	1,290	1,224
Operating costs	(504)	(520)	(498)
Provisions for bad and doubtful debts	(110)	(146)	(80)
Profit/(loss) from associated undertakings	1	1	(3)

Operating profit	674	625	643
Restructuring costs	(19)	(28)	(14)
Woolwich Integration costs	—	—	(1)

Profit before tax and exceptional items	655	597	628

Operating profit increased 5% (£31m) to £674m (2002: £643m), reflecting the combination of good income growth, strong cost management and well controlled risk. Operating income increased 5% (£63m) to £1,287m (2002: £1,224m).

Net interest income increased 2% (£15m) to £813m (2002: £798m). Average lending balances increased by 11% to £46.1bn and average deposit balances increased by 4% to £45.3bn. Lending margins were maintained and lending growth remained concentrated towards higher quality large business customers. The impact of the Competition Commission Inquiry transitional pricing remedy and the lower interest rate environment contributed to a fall in deposit margins.

Net fees and commissions increased 8% (£33m) to £455m (2002: £422m). Lending fees grew rapidly and reflected the growth in the balance sheet. Foreign exchange related commission grew due to increased business volumes. Money transmission income fell and was affected by the alternative offer to customers triggered by the Competition Commission Inquiry transitional pricing remedy. The migration to lower cost electronic payment methods continued.

BARCLAYS PLC

Operating costs increased 1% (£6m) to £504m (2002: £498m) with the impact of the pensions charge of £25m (2002: credit £13m) partially offset by significantly reduced costs in the middle and back office. The cost:income ratio improved to 39% (2002: 41%).

Provisions increased 38% (£30m) to £110m (2002: £80m), the increase being substantially attributable to provisions in respect of a small number of larger companies, with no particular industry concentration. The overall quality of the portfolio, as defined by risk grade, was stable.

BARCLAYS PLC

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

The integration of BNPI Mauritius, acquired in November 2002, has been completed.

Restructuring initiatives have continued to reposition the businesses to take account of the economic prospects and situations in the African countries where we operate. Some head office functions are being relocated from the United Kingdom to South Africa.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	89	84	76
Net fees and commissions	65	60	54
Other operating income	—	1	—

Operating income	154	145	130
Operating costs	(79)	(71)	(72)
Provisions for bad and doubtful debts	(12)	(17)	(10)

Operating profit	63	57	48
Restructuring costs	(5)	(11)	(5)

Profit before tax and exceptional items	58	46	43

Barclays Africa operating profit increased 31% (£15m) to £63m (2002: £48m). The increase was mainly attributable to business growth resulting in a strong income performance. Operating profit continued to be adversely affected by the situation in Zimbabwe.

Net interest income increased 17% (£13m) to £89m (2002: £76m), the growth being largely attributable to the acquisition of BNPI Mauritius. There was a 7% increase in customer lending balances to £1.6bn (31st December 2002: £1.5bn) and a 4% rise in customer deposit balances to £2.6bn (31st December 2002: £2.5bn).

Net fees and commissions increased 20% (£11m) to £65m (2002: £54m), due to stronger business activity in Kenya and the acquisition of BNPI Mauritius.

Operating costs increased 10% (£7m) to £79m (2002: £72m), due to increased infrastructure investment and further development of the business. The cost:income ratio improved to 51% (2002: 55%).

Provisions increased £2m to £12m (2002: £10m).

BARCLAYS PLC

Barclays Capital

Barclays Capital is the investment banking division of Barclays, providing corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates, which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and, Credit, which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

Barclays Capital works increasingly with other Group businesses, including Barclays Private Clients, Business Banking and Barclays Global Investors, to provide a more integrated customer service and to develop business opportunities across the Group.

Barclays Capital continued progress in the global all debt league table rising to 4th position, from 6th in 2002, reflecting a strong performance in international bond issuance, particularly in the US and continental Europe. In the first half of 2003, Barclays Capital maintained its lead position in Sterling bonds.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	490	415	474
Dealing profits	526	320	507
Net fees and commissions	244	218	245
Other operating income	48	61	(2)

Operating income	1,308	1,014	1,224
Operating costs	(758)	(611)	(701)
Provisions for bad and doubtful debts	(131)	(181)	(153)
Profit from associated undertakings	1	1	—

Operating profit	420	223	370
Restructuring costs	(6)	(12)	—

Profit before tax and exceptional items	414	211	370

Operating profit increased 14% to £420m (2002: £370m), due to higher operating income, good cost control and an improvement in the credit environment.

Growth in operating income of 7% to a record £1,308m (2002: £1,224m) was achieved whilst maintaining market risk at a similar level to the prior period with an average DVaR of £23m (2002: £22m). Net revenue (operating income less provisions) increased 10% to £1,177m (2002: £1,071m).

Secondary income, comprising dealing profits and net interest income, is primarily generated by providing client risk management and financing solutions. Secondary income increased 4% to £1,016m (2002: £981m). Dealing profits grew 4% to £526m (2002: £507m) with strong performances in corporate bonds partially offset by a lower contribution from US interest rate derivatives. Net interest income grew 3% to £490m (2002: £474m) driven by overall balance sheet growth. Corporate lending continued to be tightly managed, with the credit portfolio continuing to decline, falling to £9bn (31st December 2002: £10bn).

BARCLAYS PLC

Primary income, comprising net fees and commissions, remained in line with the prior year period at £244m (2002: £245m). Net fees and commissions included £40m (2002: £53m) of internal fees for structured capital market activities arranged by Barclays Capital.

Other operating income increased to £48m (2002: loss £2m), primarily due to realisations in the private equity business.

Operating costs increased 8% to £758m (2002: £701m). Business as usual costs were flat on the comparable period. Headcount declined 4% to 5,300 (31st December 2002: 5,500) as reductions in support staff outweighed the continued addition of front office staff. Revenue related costs increased as a result of strong performance. Staff costs remained at 51% of net revenues. Strategic investment continued in product and distribution capabilities.

Provisions decreased 14% to £131m (2002: £153m) reflecting improvement in the credit environment, particularly in the US.

BARCLAYS PLC

Barclays Global Investors

Barclays Global Investors is one of the world’s largest asset managers and a leading global provider of investment management products and services. Barclays Global Investors offers index, enhanced index and active strategies as well as related investment services such as securities lending, cash management and portfolio transition services. Barclays Global Investors investment philosophy focuses on managing all dimensions of performance: return, risk and cost.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	5	6	6
Net fees and commissions	306	255	283

Operating income	311	261	289
Operating costs	(220)	(210)	(229)
Loss from joint ventures	—	(1)	—

Operating profit before tax and exceptional items	91	50	60

Barclays Global Investors operating profit increased 52% (£31m) to £91m (2002: £60m), reflecting good income growth as a result of new asset growth, and lower costs.

Fees and commissions increased by 8% (£23m) to £306m (2002: £283m), with the increase constrained by foreign exchange translation movements of £37m and lower average market levels. Strong net new asset growth and investment performance and sales of higher margin products drove growth in investment management fees. Actively managed assets now generate over 60% of management fees and over 50% of total income.

The Global iShares (Exchange Traded Funds) business continued to grow assets. Global iShares assets have grown to £28bn, an increase of 27% (31st December 2002: £22bn).

Operating costs decreased 4% (£9m) to £220m (2002: £229m). Higher performance compensation costs were offset by the impact of foreign exchange translation movements of £26m.

Total assets under management increased 18% (£81bn) to £543bn (31st December 2002: £462bn). This was the net result of £34bn attributable to net new assets and £60bn attributable to market movements offset by £13bn of adverse exchange rate movements. Assets under management comprise £385bn (71%) indexed assets, £109bn (20%) active assets and £49bn (9%) managed cash assets.

BARCLAYS PLC

Other operations

Property costs include the costs of Barclays Group Property Services, which is responsible for the management of the Group’s operational premises and property related services.

Central services includes certain activities which support the operating business and provide central information technology services.

Transition Businesses comprising discontinued South American and Middle Eastern corporate banking businesses and the centrally managed Transition Businesses previously reported in Management of Group capital. These non-core relationships are now being managed separately with the objective of maximising the recovery from the assets concerned.

Management of Group capital encompasses certain central items, including internal fees charged by Barclays Capital for structured capital market activities.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Property costs	(1)	7	5
Central services	(8)	(7)	(10)
Transition Businesses	(18)	(38)	(83)
Management of Group capital	(19)	(14)	(29)

Operating loss	(46)	(52)	(117)
Restructuring costs	1	(4)	(6)

Loss before tax and exceptional items	(45)	(56)	(123)

The improvement in the performance of Transition Businesses to a loss of £18m (2002: loss £83m) primarily relates to a significantly reduced provisions charge for various South American exposures.

Management of Group capital reflects £40m (2002: £53m) of internal fees charged by Barclays Capital for structured capital market activities.

Head office functions

Head office functions comprise all the Group’s central costs, including Group Executive, Group Finance, Corporate Communications, Human Resources, Group Strategy & Planning, Internal Audit, Marketing, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Operating cost	(60)	(70)	(39)
Restructuring costs	(5)	(8)	(4)

Total	(65)	(78)	(43)

The increase in operating costs of £21m included a pension charge of £4m (2002: credit £2m).

BARCLAYS PLC

Restructuring charge

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Staff costs	66	86	38
Administrative expenses - other	8	46	17

	74	132	55

The total restructuring charge is £74m, with the main elements relating to Personal Financial Services (£27m), Business Banking (£19m) and Barclays Private Clients (£9m).

Accrued provisions at 30th June 2003 for restructuring and closure costs amounted to £73m (31st December 2002: £117m). Expenditure of £66m was incurred during the year against provisions raised as at 31st December 2002 and £52m in respect of the 2003 programme.

Woolwich integration costs

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Staff costs	—	1	1
Administration expenses - other	22	47	31

	22	48	32

Woolwich integration synergies

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Synergies achieved in the six months ended 30th June 2003 were as follows:
Gross revenue synergies	99	61	70
Attributable operating costs	(44)	(36)	(23)

Net revenue synergies	55	25	47
Cost savings	75	65	39
Avoided costs[1]	29	40	15

Ongoing integration synergies	159	130	101
One-off benefits	26	54	18
Tax savings	4	4	5

Total synergy benefits	189	188	124

[1]	Avoided costs are primarily strategic investment costs which are not required due to the acquisition and integration of Woolwich plc.

Total benefits of £189m were achieved by the programme in the half-year ending 30th June 2003. This comprises ongoing cost and revenue synergies totalling £159m, tax savings of £4m and gains totalling £26m which were of a one-off nature.

The Group is broadly on track to achieve £330m in cost and revenue synergies for the full year to 31st December 2003.

The Group expects to realise synergies of at least £400m per annum from 2004. This target is represented by annual cost savings of £150m per annum and revenue synergies, net of attributable costs, of £250m.

BARCLAYS PLC

Economic Capital

Barclays assesses capital adequacy by measuring risk using internal risk assessment methodologies. The Group assigns economic capital primarily within six risk categories. The categories are summarised below:

Credit Risk - Using statistical techniques, estimates are made of potential unexpected losses for each segment of the portfolio, relative to the expected level of losses. This unexpected loss level is used to estimate the amount of credit risk economic capital required.

Within wholesale and retail businesses, capital allocation is differentiated by segment and customer grade. Off-balance sheet exposures are converted to loan equivalent amounts based on their probability of being drawn, before applying capital factors.

Market Risk - Economic capital is primarily estimated using Daily Value at Risk (DVaR) measurements. Where risks are not measured using DVaR, economic capital is estimated based on stress test analysis.

Business and Operational Risk - A combined economic capital allocation for operational risk and business risk is derived through an equation including variables such as cost base, historic profit volatility and comparable external benchmarks.

Insurance Risk - Economic capital is estimated through benchmark analysis.

Fixed Assets - Economic capital is estimated through benchmark analysis.

Private Equity - Economic capital is allocated using an equation based on the amount of equity investment and comparable benchmark capitalisation.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group.

The total economic capital required by Barclays, as determined by its internal risk assessment models and after considering the Group’s estimated diversification benefits, is compared with available common shareholders’ funds to evaluate overall capital utilisation. The Group’s practice is to maintain an appropriate level of excess capital held at Group centre, which is not allocated to business units.

In light of the Basel II proposals, the Group is currently engaged in a project to review and enhance the economic capital allocation methodologies.

BARCLAYS PLC

Average economic capital by business is set out below:

	Average economic capital
		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Personal Financial Services	2,450	2,000	2,200
Barclays Private Clients - ongoing businesses	550	550	550
- closed life assurance activities	250	300	300
Barclaycard	1,650	1,650	1,350
Business Banking	2,800	2,750	2,750
Barclays Africa	200	200	200
Barclays Capital	2,150	2,150	1,950
Barclays Global Investors	150	200	200
Other operations[1]	500	500	600

Average economic capital	10,700	10,300	10,100
Goodwill	4,900	4,700	4,700
Capital held at Group centre[2]	1,000	900	900

Total average shareholders’ funds	16,600	15,900	15,700

[1]	Includes Transition Businesses.

[2]	The capital held at Group centre represents the variance between average economic capital by business and average shareholders’ funds.

Total average shareholders’ funds increased by £700m to £16,600m in the first half of 2003.

Goodwill increased £200m following the creation of FirstCaribbean and the purchase of Charles Schwab Europe.

Personal Financial Services economic capital allocation increased £450m due to improved quantification of credit risk capital requirements for long maturity assets, previously carried at Group centre.

BARCLAYS PLC

Risk Tendency

As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of credits across different customer categories. The approach is termed Risk Tendency and applies to all performing credit exposures in both wholesale and retail sectors. Looking one year ahead, it provides a statistical estimate that is the average in the range of possible losses expected from the current performing portfolio. The actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

The provisions in any particular period may be substantially affected by provision movements on loans that are already impaired at the start of the period (and which are not included in Risk Tendency). As more information becomes available, the provisions on such loans may be either increased or decreased.

Risk Tendency reflects the results of a set of model-based calculations, the models having been created using historical data. The models are designed to estimate the loss for the current performing loan portfolio, given the current composition and current risk characteristics of the portfolio. Significant variation around this value can occur, due to changes in the economic environment, the credit cycle or in the business conditions in specific sectors or countries that occur during the year. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant impact on the outcome. However, for retail portfolios consisting of a very large number of small exposures, the variation from Risk Tendency is usually much smaller.

In addition to enhancing the understanding of the average credit quality of the portfolio, Risk Tendency is one of the measures used by the Group to inform a wider range of decisions, for example pricing, provisioning and portfolio management. The models assess the probability of customer default, the probable customer exposure at the time of default and the probable level of loss if default occurs. A consistent approach is used across the organisation. Decision support model outputs are a way of assessing what might happen in the future based on past experience. An increase in the size of the portfolio and/or a decrease in the credit quality will be highlighted by an increase in Risk Tendency.

A number of different models are used in the Risk Tendency calculation reflecting the diversity of the portfolio. They are being improved regularly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

Since Risk Tendency is a point in time calculation looking one-year ahead, it does not make allowance for growth or change in the composition of the loan book after the reporting date nor take account of write-backs and recoveries from specific provisions taken in previous years. In contrast, the provisions process is dynamic where provisions are assessed and allocated throughout the year.

Risk Tendency is used when allocating general provisions for the existing portfolio of fully performing credits as at the calculation date. Excluded from this portfolio is the subset of credit exposures relating to non-performing loans against which specific provisions are held.

Based upon the composition of the current performing loan portfolio as at 30th June 2003, Risk Tendency is £1,390m (31st December 2002: £1,375m; 30th June 2002: £1,300m).

BARCLAYS PLC

Risk Tendency (continued)

Increases in Risk Tendency occurred in Barclaycard due to rapid organic growth in the portfolio and in the Transition Businesses due to the transfer of credit exposures into that portfolio.

Reductions occurred in Personal Financial Services as the benefits of enhanced risk management flowed through. Risk Tendency also fell in Barclays Capital, as credit exposures declined slightly and conditions improved in the large corporate market and also due to the transfer of credit exposures into the Transition Businesses portfolio.

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Personal Financial Services	340	370	370
Barclays Private Clients	45	45	50
Barclaycard	490	435	415
Business Banking	280	280	260
Barclays Africa	30	30	30
Barclays Capital	185	210	170
Transition Businesses	20	5	5

	1,390	1,375	1,300

BARCLAYS PLC

ADDITIONAL INFORMATION

Group structure changes from 2002

Within Barclays Private Clients, the contribution recognised from the closed life assurance activities is reported separately to provide increased transparency.

The Group has identified certain non-strategic operations in the Middle East which have previously been reported within Barclays Capital. These are now being separately managed with the objective of maximising the recovery from the assets concerned. These operations, together with South American Corporate Banking which was separately identified in 2002, and residual balances from other Transition Businesses that were previously included within Management of Group capital, are now separately reported as Transition Businesses within Other operations.

Acquisitions and disposals

On 31st January 2003, Barclays Bank PLC acquired the retail stockbroking business Charles Schwab Europe.

On 19th May 2003, Barclays Bank PLC completed the acquisition of Clydesdale Financial Services Limited and its holding company Carnegie Holdings Limited, a retailer point of sale finance business, with a value of £61m.

Accounting policies

There have been no significant changes to the accounting policies described in the 2002 Annual Report.

Changes in accounting presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and changes in accounting policies as described in the 2002 Annual Report.

Share capital

The Group manages both its debt and equity capital actively. The Group’s authority to buy back ordinary shares was renewed at the 2003 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources. The Group expects to continue its share buyback programme following the publication of these results.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Other information

The interim report for the six months to 30th June 2003, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Daily Telegraph and the Daily Mail on 8th August 2003. Copies will be available to the public at Barclays registered office and at its website www.investorrelations.barclays.co.uk

Recent developments

On 8th May 2003, Barclays Bank PLC announced its proposed acquisition of Banco Zaragozano, a Spanish private sector banking group. This acquisition was completed on 16th July 2003.

BARCLAYS PLC

NOTES (UNAUDITED)

1.	Loans and advances to banks

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Banking business:
United Kingdom	11,347	11,510	12,058
Other European Union	1,594	2,154	2,093
United States	377	256	730
Rest of the World	1,640	1,531	2,167

	14,958	15,451	17,048
Less - provisions	(21)	(82)	(159)

	14,937	15,369	16,889
Trading business	52,534	42,805	40,951

Total loans and advances to banks	67,471	58,174	57,840

Of the total loans and advances to banks, placings with banks were £57.1bn at 30th June 2003 (31st December 2002: £48.1bn; 30th June 2002: £48.3bn). Placings with banks include reverse repos of £43.3bn (31st December 2002: £41.0bn; 30th June 2002: £34.9bn). The majority of the placings have a residual maturity of less than one year.

2.	Loans and advances to customers

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Banking business:
United Kingdom	141,420	135,900	127,219
Other European Union	15,255	12,579	12,326
United States	4,764	6,138	6,694
Rest of the World	6,540	5,599	8,341

	167,979	160,216	154,580
Less - provisions	(2,992)	(2,916)	(2,682)
Less - interest in suspense	(75)	(78)	(83)

	164,912	157,222	151,815
Trading business	59,447	45,176	47,211

Total loans and advances to customers	224,359	202,398	199,026

Of the total loans and advances to customers, reverse repos were £39.8bn (31st December 2002: £42.5bn; 30th June 2002: £38.5bn).

BARCLAYS PLC

3.	Provisions for bad and doubtful debts

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Provisions at beginning of period	2,998	2,841	2,716
Acquisitions and disposals	14	(40)	29
Exchange and other adjustments	2	(30)	(47)
Amounts written off
United Kingdom	(560)	(506)	(444)
Other European Union	(15)	(15)	(16)
United States	(133)	(82)	(133)
Rest of the World	(7)	(6)	(18)

	(715)	(609)	(611)

Recoveries (analysed below)	62	65	41

Sub-total	2,361	2,227	2,128

Provisions charged against profit:
New and increased specific provisions
United Kingdom	622	660	550
Other European Union	30	16	17
United States	71	147	257
Rest of the World	48	38	34

	771	861	858

Less: Releases of specific provisions
United Kingdom	(50)	(43)	(38)
Other European Union	(6)	(6)	(6)
United States	(4)	(7)	(3)
Rest of the World	(10)	(11)	(13)

	(70)	(67)	(60)

Less: Recoveries
United Kingdom	(51)	(57)	(31)
Other European Union	(5)	(5)	(2)
United States	(6)	(2)	(7)
Rest of the World	—	(1)	(1)

	(62)	(65)	(41)

Net specific provisions charge	639	729	757
General provision - charge/(release)	13	42	(44)

Net credit risk charge to profit	652	771	713

Provisions at end of period	3,013	2,998	2,841

Total provision for bad and doubtful debts at end of period comprise:
Specific
United Kingdom	1,817	1,790	1,686
Other European Union	99	84	88
United States	187	257	199
Rest of the World	158	130	166

Total specific provisions	2,261	2,261	2,139
General provisions	752	737	702

	3,013	2,998	2,841

The geographic analysis of provisions shown above is based on the location of the office recording the transaction. Provisions raised in the US include amounts in respect of South American exposures booked in the US.

BARCLAYS PLC

4.	Other assets

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Own shares	100	55	4
Balances arising from off-balance sheet financial instruments (see note 11)	16,039	13,454	13,383
Shareholders’ interest in long term assurance fund	799	867	844
London Metal Exchange warrants and other metals trading positions	472	829	701
Sundry debtors	2,545	1,634	2,687
Prepayments and accrued income	3,411	2,982	2,705

	23,366	19,821	20,324

Own shares represent Barclays PLC shares held in employee benefit trusts where the Group retains the risks and rewards related to those shares.

5.	Other liabilities

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Obligations under finance leases payable	129	140	155
Balances arising from off-balance sheet financial instruments (see note 11)	12,900	11,538	12,449
Short positions in securities	44,337	39,940	28,765
Current tax	731	641	786
Cash receipts from securitisation	241	318	491
Sundry creditors	4,700	3,987	4,597
Accruals and deferred income	4,476	4,352	3,772
Provisions for liabilities and charges	899	947	1,178
Dividend	456	788	422

	68,869	62,651	52,615

Cash receipts from securitisation are in respect of the securitisation of a portfolio of investment debt securities which did not qualify for linked presentation under Financial Reporting Standard 5.

BARCLAYS PLC

6.	Potential credit risk lendings

The following table presents an analysis of potential credit risk lendings. The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.

Non-performing lendings

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Non-accrual lendings:
United Kingdom	1,638	1,557	1,471
Other European Union	116	108	113
United States	569	744	610
Rest of the World	132	133	202
Accruing lendings where interest is being suspended:
United Kingdom	428	472	640
Other European Union	44	44	39
United States	—	—	—
Rest of the World	91	95	132
Other accruing lendings against which provisions have been made:
United Kingdom	570	606	676
Other European Union	38	27	46
United States	—	—	8
Rest of the World	15	44	57
Sub-totals:
United Kingdom	2,636	2,635	2,787
Other European Union	198	179	198
United States	569	744	618
Rest of the World	238	272	391
Accruing lendings 90 days overdue, against which no provisions have been made:
United Kingdom	757	687	743
Other European Union	8	3	—
United States	—	—	—
Rest of the World	—	—	25
Reduced rate lendings:
United Kingdom	6	4	4
Other European Union	—	—	—
United States	—	—	—
Rest of the World	2	2	4
Total non-performing lendings
United Kingdom	3,399	3,326	3,534
Other European Union	206	182	198
United States	569	744	618
Rest of the World	240	274	420

	4,414	4,526	4,770

BARCLAYS PLC

6.	Potential credit risk lendings (continued)

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Potential problem lendings
United Kingdom	1,040	993	878
Other European Union	6	2	1
United States	203	241	224
Rest of the World	66	68	115

	1,315	1,304	1,218

	30.06.03	31.12.02	30.06.02
	%	%	%
Provision coverage of non-performing lendings
United Kingdom	73.4	73.5	64.4
Other European Union	72.8	71.4	63.1
United States	43.2	43.7	48.2
Rest of the World	82.1	65.0	53.3
Total	70.0	68.0	61.3

	%	%	%
Provision coverage of total potential credit risk lendings
United Kingdom	56.2	56.6	51.6
Other European Union	70.8	70.7	62.8
United States	31.9	33.0	35.4
Rest of the World	64.4	52.0	41.9
Total	53.9	52.8	48.8

The geographical coverage ratios included an allocation of general provisions.

Since the year end, UK non-performing loans increased by £73m to £3,399m reflecting increases in both personal and corporate lending balances.

US non-performing loans decreased by £175m to £569m as the exposures in this category were written off, restructured, upgraded, sold or otherwise worked out at a faster rate than new non-performing loans arose.

Other European Union non-performing loans increased from £182m to £206m. However, in the Rest of the World they fell to £240m, a decrease of £34m.

The coverage of non-performing loans by the Group’s stock of provisions increased from 68.0% at 31st December 2002 to 70.0% at 30th June 2003. The coverage of total potential credit risk lendings at 53.9% also increased from 52.8%.

BARCLAYS PLC

7.	Loans and advances to borrowers in currencies other than the local currency of the borrower

At 30th June 2003, the countries where these outstandings exceeded 1% of total Group assets were United States, Germany, Switzerland and France. In this context, assets comprise total assets as presented in the consolidated balance sheet and include acceptances.

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where borrowing exceeds 1% of total Group assets

	As % of	Total
	assets	£m
At 30th June 2003
United States	3.7	16,739
Germany	2.1	9,430
Switzerland	1.2	5,383
France	1.0	4,590
At 31st December 2002
United States	4.2	17,140
Germany	2.5	10,094
France	1.2	4,871

As at 30th June 2003, Netherlands and the Republic of Ireland had such outstandings between 0.75% and 1% of total Group assets, amounting to £7,721m (31st December 2002: £7,552m).

8.	Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. The US Courts have ordered that the proceedings be brought to a non-binding mediation, scheduled to commence in late September 2003. Barclays considers that the claims against it are without merit and is defending them vigorously.

Barclays is engaged in various other litigation proceedings both in the UK and a number of overseas jurisdictions, including the US, involving claims by and against it, which arise in the ordinary course of business.

Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

BARCLAYS PLC

9.	Geographical analysis

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Profit before tax
United Kingdom	1,533	1,293	1,605
Other European Union	235	178	173
United States	67	(93)	(125)
Rest of the World	128	72	102

	1,963	1,450	1,755

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Total assets
United Kingdom	342,329	302,386	286,080
Other European Union	28,421	26,126	23,523
United States	54,803	51,919	47,708
Rest of the World	21,178	22,635	32,397

	446,731	403,066	389,708

The geographic presentation above is generally based on the office recording the transaction.

10.	Contingent liabilities and commitments

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	2,259	2,589	2,391
Guarantees and assets pledged as collateral security	22,655	16,043	15,818
Other contingent liabilities	7,964	7,914	7,461

	32,878	26,546	25,670

Commitments
Standby facilities, credit lines and other commitments	106,472	101,378	104,822

BARCLAYS PLC

11.	Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures.

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Foreign exchange derivatives
Contract or underlying principal amount
Forward foreign exchange	336,079	271,646	275,692
Currency swaps	175,115	159,132	146,619
Other exchange rate related contracts	130,864	64,399	89,268

	642,058	495,177	511,579

Interest rate derivatives
Contract or underlying principal amount
Interest rate swaps	2,471,207	2,164,312	1,837,304
Forward rate agreements	245,529	180,043	172,351
OTC options bought and sold	707,160	592,137	549,058
Other interest rate related contracts	1,341,117	788,878	647,727

	4,765,013	3,725,370	3,206,440

Credit derivatives	29,621	18,401	15,381

Equity, stock index and commodity derivatives
Contract or underlying principal amount	151,054	110,205	99,254

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options and futures.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Positive fair values
Foreign exchange derivatives	12,071	10,639	11,282
Interest rate derivatives	73,905	62,942	36,851
Credit derivatives	828	660	568
Equity, stock index and commodity derivatives	3,716	2,750	2,295
Effect of netting	(70,106)	(60,327)	(37,027)
Cash collateral meeting offset criteria	(4,375)	(3,210)	(586)

	16,039	13,454	13,383

Negative fair values
Foreign exchange derivatives	12,335	11,281	12,348
Interest rate derivatives	70,990	61,332	35,815
Credit derivatives	476	106	236
Equity, stock index and commodity derivatives	4,215	2,778	2,694
Effect of netting	(70,106)	(60,327)	(37,027)
Cash collateral meeting offset criteria	(5,010)	(3,632)	(1,617)

	12,900	11,538	12,449

BARCLAYS PLC

12.	Market risk

Market Risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices and commodity prices. It is incurred as a result of both trading and asset/liability management activities.

The market risk management policies of the Group are determined by the Group Risk Oversight Committee, which also recommends overall market risk appetite to the Board Risk Committee. The Group’s policy is that exposure to market risk arising from trading activities is concentrated in Barclays Capital. The Group’s banking businesses are also subject to market risk, which arises in relation to non-trading positions, such as capital balances, demand deposits and customer originated transactions and flows.

The Group uses a ‘value at risk’ measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days. Actual outcomes are monitored regularly to test the validity of the assumptions made in the calculation of DVaR.

Market risk - Barclays Capital

In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day-to-day responsibility for managing exposure to market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management Unit that operates independently of the trading areas.

DVaR is the main tool used for controlling market risk. In addition to DVaR, there are a number of complementary techniques used to control market risk. These include revenue loss triggers and fortnightly firm wide stress tests which are also subject to trigger limits.

Barclays Capital calculates DVaR using the historical simulation method with a historical sample of two years. The DVaR methodology allows the interest rate risk (due to changes in the benchmark government bond rates) to be measured separately from credit spread risk (due to changes in credit spreads). The credit spread is the premium for holding non-government paper, and is simply the difference between the total interest rate and the appropriate government interest rate. The DVaR numbers shown in the table below are all based on the above methodology.

Overall market risk exposure for the first half of 2003 remained broadly unchanged compared to 2002. Total DVaR for the first half of 2003 averaged £23.0m compared to £22.4m for the first half of 2002 and £23.9m for the second half of 2002. Total DVaR as at 30th June 2003 was £24.6m.

BARCLAYS PLC

12.	Market risk (continued)

Analysis of market risk exposures

DVaR

	Half-year ended
	30.06.03
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.7	27.7	13.7
Credit spread risk	11.7	16.0	8.9
Foreign exchange risk	2.9	5.0	1.3
Equities risk	2.5	3.8	1.7
Commodities risk	4.6	6.2	2.2
Diversification effect	(19.4)	n/a	n/a

Total DVaR	23.0	29.5	17.6

	Half-year ended
	31.12.02
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	22.5	34.5	10.0
Credit spread risk	9.9	12.1	7.7
Foreign exchange risk	3.0	4.3	1.9
Equities risk	3.8	5.4	2.1
Commodities risk	1.9	2.8	0.9
Diversification effect	(17.2)	n/a	n/a

Total DVaR	23.9	35.7	13.4

	Half-year ended
	30.06.02
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.8	29.9	13.1
Credit spread risk	8.8	12.5	6.0
Foreign exchange risk	2.9	4.4	2.0
Equities risk	3.4	4.3	2.7
Commodities risk	1.6	3.3	0.8
Diversification effect	(15.1)	n/a	n/a

Total DVaR	22.4	30.5	14.4

[1]	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF CHANGES IN
SHAREHOLDERS’ FUNDS (UNAUDITED)

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Share capital
At beginning of period	1,645	1,661	1,668
Shares issued	1	5	2
Repurchase of shares	(8)	(21)	(9)

At end of period	1,638	1,645	1,661

Share premium account
At beginning of period	5,277	5,176	5,149
Premium arising on shares issued	15	101	27

At end of period	5,292	5,277	5,176

Revaluation reserve
At beginning of period	24	30	30
Released on disposal	(2)	(6)	—

At end of period	22	24	30

Capital redemption reserve
At beginning of period	262	241	232
Repurchase of ordinary shares	8	21	9

	270	262	241

Other capital reserve

At beginning and end of period	617	617	617

Profit retained
At beginning of period	7,380	7,366	6,789
Profit retained	926	206	818
Exchange rate translation differences	36	(19)	(42)
Repurchase of ordinary shares	(8)	(21)	(9)
Premium and legal costs on repurchase of ordinary shares	(111)	(326)	(190)
Shares issued to Quest in relation to share option schemes for staff	—	(38)	(10)
Goodwill written back on disposals	—	—	10
Realisation of revaluation reserve	2	6	—
Other items	—	206	—

At end of period	8,225	7,380	7,366

Total reserves	14,426	13,560	13,430

Total shareholders’ funds	16,064	15,205	15,091

BARCLAYS PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Profit attributable to the members of Barclays PLC	1,383	993	1,237
Exchange rate translation differences	34	(19)	(42)
Gains arising from transactions with third parties	—	206	—
Other items	(16)	(2)	10
Joint ventures and associated undertakings	18	—	2

Total recognised gains and losses relating to the period	1,419	1,178	1,207
Prior period adjustment	—	(37)	14

Total gains and losses recognised in the period	1,419	1,141	1,221

BARCLAYS PLC

AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

	Half-year ended
	30.06.03		30.06.03	30.06.02		30.06.02
	Average	30.06.03	Average	Average	30.06.02	Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Treasury bills and other eligible bills:
In offices in the UK	4,772	65	2.7	4,611	88	3.8
In offices outside the UK	1,152	31	5.4	944	37	7.8
Loans and advances to banks:
In offices in the UK	11,715	281	4.8	13,273	254	3.8
In offices outside the UK	4,871	61	2.5	5,855	87	3.0
Loans and advances to customers:
In offices in the UK	133,980	3,886	5.8	122,677	3,785	6.2
In offices outside the UK	25,463	544	4.3	24,893	571	4.6
Lease receivables:
In offices in the UK	4,167	96	4.6	4,240	103	4.9
In offices outside the UK	263	9	6.8	219	8	7.3
Debt securities:
In offices in the UK	53,078	1,009	3.8	38,141	955	5.0
In offices outside the UK	4,207	111	5.3	5,470	149	5.4

Average assets of banking business	243,668	6,093	5.0	220,323	6,037	5.5
Average assets of trading business	189,544	3,439	3.6	151,781	2,233	2.9

Total average interest earning assets	433,212	9,532	4.4	372,104	8,270	4.4
Provisions	(2,800)			(2,667)
Non-interest earning assets	55,735			47,588

Total average assets and Interest income	486,147	9,532	3.9	417,025	8,270	4.0

Percentage of total average assets in offices outside the UK	27.1%			29.4%

Average interest earning assets and net interest income:
Banking business	243,668	3,237	2.7	220,323	3,134	2.8
Trading business	189,544	141	0.1	151,781	144	0.2
Non margin interest	—	(1)	—	—	(1)	—

Total average interest earning assets and net interest income	433,212	3,377	1.6	372,104	3,277	1.8

Total average interest earning assets related to:
Interest income		9,532	4.4		8,270	4.4
Interest expense		(6,154)	(2.8)		(4,992)	(2.7)
Adjustment for non margin interest		(1)	—		(1)	—

		3,377	1.6		3,277	1.8

[1]	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

[2]	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

[3]	The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

BARCLAYS PLC

AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

	Half-year ended
	30.06.03		30.06.03	30.06.02		30.06.02
	Average	30.06.03	Average	Average	30.06.02	Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks:
In offices in the UK	40,867	486	2.4	32,279	487	3.0
In offices outside the UK	8,028	95	2.4	9,531	115	2.4
Customer accounts - demand accounts:
In offices in the UK	17,517	93	1.1	16,187	76	0.9
In offices outside the UK	2,055	14	1.4	1,662	13	1.6
Customer accounts - savings accounts:
In offices in the UK	44,849	508	2.3	41,020	473	2.3
In offices outside the UK	767	13	3.4	1,272	22	3.4
Customer accounts -
Other time deposits - retail:
In offices in the UK	33,271	568	3.4	37,768	670	3.5
In offices outside the UK	3,617	51	2.8	5,494	76	2.8
Customer accounts -
Other time deposits - wholesale:
In offices in the UK	55,263	830	3.0	34,429	512	3.0
In offices outside the UK	8,412	134	3.2	6,470	107	3.3
Debt securities in issue:
In offices in the UK	33,067	489	3.0	29,468	611	4.1
In offices outside the UK	12,650	124	2.0	12,132	157	2.6
Dated and undated loan capital and other subordinated liabilities
Principally in offices in the UK	12,159	345	5.7	10,467	308	5.9
Internal funding of trading business	(55,815)	(894)	3.2	(42,120)	(724)	3.4

Average liabilities of banking business	216,707	2,856	2.6	196,059	2,903	3.0
Average liabilities of trading business	190,567	3,298	3.5	152,125	2,089	2.7

Total average interest bearing liabilities	407,274	6,154	3.0	348,184	4,992	2.9
Interest free customer deposits:
In offices in the UK	12,807			10,926
In offices outside the UK	1,170			2,265
Other non-interest bearing liabilities	49,020			40,511
Minority interests and shareholders’ funds	15,876			15,139

Total average liabilities, shareholders’ funds and interest expense	486,147	6,154	2.5	417,025	4,992	2.4

Percentage of total average non-capital liabilities in offices outside the UK	24.0%			27.2%

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net cash inflow from operating activities	1,400	5,040	2,351
Dividends received from joint ventures and associated undertakings	1	1	—
Net cash outflow from returns on investment and servicing of finance	(294)	(380)	(250)
Tax paid	(378)	(557)	(271)
Net cash inflow /(outflow) from capital expenditure and financial investment	771	(6,285)	(471)
Net cash outflow from acquisitions and disposals	(17)	(186)	(426)
Equity dividend paid	(787)	(421)	(725)

Net cash inflow/(outflow) before financing	696	(2,788)	208
Net cash inflow from financing	891	519	854

Increase/(decrease) in cash	1,587	(2,269)	1,062

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from US GAAP.

	30.06.03	30.06.03	30.06.02	30.06.02
	UK	US	UK	US
	GAAP	GAAP	GAAP	GAAP
	£m	£m	£m	£m
Profit attributable to the members of Barclays PLC - Net income	1,383	213	1,237	823
Shareholders’ funds	16,064	16,559	15,091	15,029
Total assets	446,731	530,647	389,708	453,260
PER ORDINARY SHARE	Pence	Pence	Pence	Pence
Earnings	21.3	3.3	18.6	12.4
Diluted Earnings - US GAAP	—	3.2	—	12.3
Dividend	7.05	12.0	6.35	10.875
PERFORMANCE RATIOS	%	%	%	%
Net income as a percentage of:
average total assets	0.6	0.1	0.6	0.3
average shareholders’ funds	17.6	2.6	16.5	10.9
Dividends as a percentage of net income	33.0	369.5	34.0	88.3
Average shareholders’ funds as a percentage of average total assets	3.2	3.2	3.6	3.1

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Differences between UK and US accounting principles

Significant differences between UK GAAP and US GAAP that are applicable to Barclays are explained in Note 63 to the financial statements contained in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2002.

Developments under US GAAP

FASB interpretation No (FIN) 45: ‘Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others’

FIN 45 was issued on 25th November 2002. It addresses the disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability for all obligations assumed under guarantees issued.

Narrative disclosure relating to the Group’s stock of guarantees in issue is provided on page 73. In the period to 30th June 2003 the measurement requirements were effective for guarantees issued or modified after 31st December 2002, but did not have a material impact on US GAAP net income and shareholders’ equity.

FIN 46: ‘Consolidation of variable interest entities’

FIN 46 was issued on 17th January 2003. This addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. The interpretation is immediately effective for interests in variable interest entities created after 31st January 2003.

Interests in variable interest entities that existed before 1st February, 2003 must be reviewed under FIN 46 in the first fiscal year or interim period beginning after 15th June 2003, which for Barclays will be reflected in the Interim Results Announcement for the period ending 30th June 2004.

The disclosure requirements of the interpretation are effective for interests Barclays has acquired before 1st February 2003 for the year ended 31st December 2003. The guidance may be applied prospectively with a cumulative effect adjustment in the period of initial application or by restating comparatives with a cumulative effect adjustment in the first year restated.

Barclays is continuing to assess the impact of FIN 46 on all entities with which it was involved before 1st February 2003. Management’s assessment of the possible impact as regards consolidation or deconsolidation is ongoing. Where it has been identified as possible that entities will be consolidated or that the relationship with such an entity will need to be disclosed once the new pronouncement is effective, the relationships are discussed on page 74.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Statement of Financial Accounting Standards No (SFAS) 149: ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’

SFAS 149 was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. This Statement is effective prospectively for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003.

Barclays is currently assessing the impact this will have on future reporting periods.

SFAS 150: ‘Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity’

SFAS 150 was issued in May 2003. The Statement sets out the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after 31st May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15th June 2003. This statement will be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.

Barclays is currently assessing the impact this will have on future reporting periods.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of UK GAAP in the calculation of US net income.

	Half -year ended
	Note		30.06.03	31.12.02	30.06.02
			£m	£m	£m
Attributable profit of Barclays PLC Group (UK GAAP)			1,383	993	1,233
Prior period adjustment (UK GAAP)			—	—	4

			1,383	993	1,237
Goodwill			128	127	110
Core deposit intangible			(32)	(32)	(32)
Deferred tax			—	—	(32)
Leasing - lessor			23	2	(9)
Leasing - lessee			—	(6)	(4)
Extinguishment of liabilities			(83)	(159)	—
Foreign exchange on available for sale securities	(a	)	(1,132)	748	(596)
Revaluation of property			6	3	2
Share compensation schemes			(36)	(43)	(39)
Shareholders’ interest in long term assurance fund			29	62	47
Business combinations			—	206	—
Pension costs			(60)	(142)	(53)
Post-retirement health care			27	(16)	(2)
Internal use software			(19)	(216)	9
Derivatives	(b	)	(470)	531	22
Fair value of securities	(c	)	(57)	(249)	(27)
Provisions for restructuring of business	(d	)	(6)	(6)	(16)
Loan origination fees			(26)	16	15
Fair value amortisation credit			4	4	4
Tax effect			534	(170)	187

Net income (US GAAP)			213	1,653	823

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of UK GAAP in the calculation of US shareholders’ equity.

	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Equity shareholders’ funds (UK GAAP)	16,064	15,205	15,124
Prior period adjustment (UK GAAP)	—	—	(33)

	16,064	15,205	15,091
Goodwill	426	298	171
Core deposit intangible	(172)	(140)	(108)
Leasing - lessor	(143)	(166)	(168)
Leasing - lessee	—	—	6
Extinguishment of liabilities	(242)	(159)	—
Revaluation of property	(219)	(241)	(311)
Share compensation schemes	6	—	(230)
Shareholders’ interest in long-term assurance fund	(520)	(549)	(611)
Pension cost	(908)	(848)	(515)
Post-retirement benefits	(23)	(50)	(34)
Internal use software	62	81	297
Derivatives	1,046	1,273	629
Fair value of securities	760	515	274
Provisions for restructuring of business	10	16	22
Loan origination fees	65	91	75
Fair value amortisation credit	21	17	13
Dividend payable	457	787	419
Own shares	(107)	(59)	(4)
Tax effect on the above UK/US GAAP
reconciling items	(24)	(56)	13

Shareholders’ equity (US GAAP)	16,559	16,015	15,029

BARCLAYS PLC

US GAAP DATA

(a)  Foreign exchange differences on available for sale securities

Within individual legal entities, Barclays holds securities in a number of different currencies which are classified as available for sale. In general, no foreign exchange exposure arises from this activity because, although the value of the assets changes in sterling terms according to the exchange rate, there is an identical offsetting change in the sterling value of the related funding.

Under UK GAAP, both the assets and the liabilities are generally translated at closing exchange rates and the differences between historical book value and current value are reflected in the profit and loss account. Under US GAAP, the change in value of the investments is taken directly to reserves while the offsetting change in sterling terms of the borrowing is taken to profit and loss.

A similar difference arises where foreign currency assets are hedged using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

Primarily due to the appreciation in 2003 of the Euro and to a lesser extent the Canadian dollar, the impact of this requirement was a transfer of net foreign exchange gains (pre-tax £1,132m) on currency securities from net income to other comprehensive income. No difference between the Group’s UK and US GAAP shareholders’ equity arises from this transfer.

(b)  Derivatives

SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value or cashflow hedge, or the hedge of a net investment in a foreign subsidiary. In general, Barclays derivatives do not qualify for treatment as hedges under US GAAP and are treated as trading positions.

The adjustment relating to derivatives also includes the impact of EITF 02-03, which is concerned with issues involved in accounting for derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities. The charge arising from EITF 02-03 reflects the de-recognition of the net unrealised gain at inception on new contracts where the fair value was not determined using either observable market prices or models which use market-observable variables as inputs.

(c)  Fair value of securities

The adjustment to net income relates to the marking to market of short positions and private equity investments.

(d)  Provisions for restructuring of business

The US GAAP balance sheet liability relating to the restructuring of the business at 30th June 2003 was £29m which was in respect of staff reduction costs covering 850 employees.

BARCLAYS PLC

US GAAP DATA

(e)  Guarantees

An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, or has a right of recourse to the customer or both. In addition, Barclays also issues guarantees on its own behalf. The major categories of these guarantees are:

Financial guarantees

These are given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities. These are commonly called facility guarantees.

Included within this category are stock borrowing indemnities. These relate to funds managed by Barclays on behalf of clients, which participate in stock lending programmes. Barclays indemnifies the clients against any losses incurred by the clients resulting from borrower default. Collateral, principally cash, is maintained against all stock borrowing transactions ranging from 102% to 105% of the securities loaned with adjustments to collateral made daily. It is possible that the exposure could exceed the collateral provided should the value of the security rise concurrently with the default of the borrowers.

Standby letters of credit

These are irrevocable commitments to pay a third party, on behalf of a customer, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customer’s account. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees

This category includes the following types of contracts:

Performance guarantees

A guarantee given by the bank on behalf of a customer by which Barclays undertakes to pay a certain sum if the customer has failed to carry out the terms or certain terms of the contract.

Advance payment guarantees

A guarantee given by the bank which enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

Tender guarantees

A guarantee given by the bank during a tender process to lend support to a customer’s commitment to a tender process.

Customs and Excise

Guarantees provided to HM Customs and Excise to cover a customer’s liability.

Retention guarantees

Contracts similar to advance payments which are used to secure early release of retained contract payments.

BARCLAYS PLC

US GAAP DATA

(e) Guarantees (continued)

The table below provides an analysis of the above guarantees:

30.06.03
£m
Financial Guarantees	16,861
Standby Letters of Credit	5,794
Other Guarantees	7,964

30,619

Credit Card Guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £30,504m. These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £3.7bn. No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that may meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

(f)  Consolidation of variable interest entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46. This pronouncement modified the framework for determining consolidation of certain entities that meet the definition of a ‘variable interest entity’. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics that would be expected to be present within a controlling financial interest.

Entities which do not meet this definition continue to apply the voting interest model and Barclays would generally consolidate when it has a controlling financial interest.

Under the variable interest model promulgated by FIN 46, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the ‘primary beneficiary’ of the variable interest entity and is required to consolidate the entity.

The provisions of FIN 46 are immediately effective for variable interest entities created after 31st January 2003. The standard must be applied to all entities in the first fiscal year or interim period beginning after 15th June 2003, which for Barclays will be reflected in the Interim Results Announcement for the period ending 30th June 2004.

BARCLAYS PLC

US GAAP DATA

(f)  Consolidation of variable interest entities (continued)

For those variable interest entities which were in existence prior to 31st January 2003, and where Barclays has a significant variable interest or it is reasonably possible that Barclays would have to consolidate the entity on application of FIN 46, a transitional disclosure is required which quantifies the maximum exposure to loss as a consequence of Barclays involvement with the entity. The maximum exposure to loss represents a ‘worst case’ scenario in the event that all such vehicles simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group’s risk management framework.

Where a maximum exposure to loss is quoted, this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

The Group continues to evaluate the impact of applying FIN 46 to those entities with which it was involved before 1st February 2003.

The following is a summary of the nature, purpose, size and activities of those entities with which Barclays is currently involved, where it is possible that the US treatment will be impacted by FIN 46.

Multi-seller conduit programs

Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programs, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

The total assets of these conduits are £15,734m of which £2,723m is already consolidated by the Group under US GAAP. The maximum loss associated with the Group’s relationships is £14,745m, which includes commitments to provide liquidity to these vehicles to a maximum of £11,404m. This would be required to be provided in the event of the conduit’s access to funding markets being restricted.

Other securitisations

The Group provides financing to assist companies with the formation of client originated asset securitisation. These entities have minimal equity and rely upon funding in the form of senior notes to purchase the assets for securitisation. Since the Group only provides senior lending, the notes typically are not expected to absorb the first risk of loss. In addition, the Group has securitised some of its retail lending portfolio using entities established solely for that purpose. In some cases, the funding of these entities has been provided by third party lenders, in others the lending has been provided by the Group.

Total maximum exposure to loss to these entities is £6,895m. Total assets of the entities concerned amount to £6,392m, of which £2,031m is already consolidated by the Group under US GAAP.

BARCLAYS PLC

US GAAP DATA

(f) Consolidation of variable interest entities (continued)

Client intermediation

As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions may involve entities that fall within the scope of FIN 46 structured by either Barclays or the client and that are used to modify cash flows of third party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. These transactions may include derivative instruments, and often contain contractual clauses to enable Barclays to terminate the transaction under certain circumstances, for example if the legal or accounting basis on which the transaction was completed changes. In addition, Barclays invests as a limited partner in lessor partnerships, specifically to acquire assets for leasing.

Total assets included within the entities structured by Barclays amount to £1,376m of which £976m is already consolidated under US GAAP. The Group’s maximum exposure to loss to these entities is £868m.

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This activity may involve the sale of credit exposures, often by way of credit derivatives, to an entity which that entity subsequently funds by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

The maximum exposure to loss to these entities is £1,215m. Total assets of the entities concerned amount to £2,828m, all of which are already consolidated under US GAAP.

Property and construction finance

In the normal course of business, Barclays will often lend to entities formed to isolate the assets and cashflows associated with the particular project being funded. An example of these transactions is the Private Finance Initiative, which was launched by the UK Government in 1992 as a mechanism for pooling private capital and public sector resources to fund medium and large-scale projects including public buildings, transport infrastructure, information systems and the provision of vehicles and equipment. These are often structured such that the funding of the contracts is through an entity that is potentially subject to FIN 46. The maximum exposure to loss associated with these structures is £333m and total assets of the associated entities amount to £299m.

Private equity transactions

In order to enable the Group to participate in private equity transactions, it is often necessary to structure deals using holding companies specifically set up to facilitate the sale and purchase of shares or assets in the target company. Where the Group has acquired interests in these entities, they are included within debt or equity securities.

The maximum loss to such entities which have total assets of £2,026m is £354m. These vehicles have not previously been consolidated under US GAAP as they do not constitute a controlling interest under the consolidation framework prior to FIN 46.

Fund of funds

The Group uses fund platforms that are used by a limited number of independent third parties predominantly to facilitate their tailored hedge fund investment strategies. At any time, the Group may hold a significant proportion of the trust units issued by a fund platform which constitute variable interest in the fund.

These entities have assets under management of £300m. The maximum exposure to loss to these entities is £191m.

BARCLAYS PLC

US GAAP DATA

(g) US GAAP EPS

		June 2003			June 2002
		Weighted			Weighted
		average			average
		Share			Share
	Net	number	Per-Share	Net	number	Per-Share
	income	(in	amount	income	(in	amount
	£m	millions)	Pence	£m	millions)	Pence
Basic EPS
Net income (US GAAP) available to ordinary shareholders	213	6,488	3.3	823	6,658	12.4

Effect of dilutive securities:
Employee share schemes		75			51

Diluted EPS	213	6,563	3.2	823	6,709	12.3

BARCLAYS BANK PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Interest receivable	6,093	6,007	6,037
Interest payable	(2,857)	(2,935)	(2,904)

Net interest income	3,236	3,072	3,133

Net fees and commissions receivable	2,030	1,961	1,964
Dealing profits	530	320	513
Other operating income	197	240	124

Total non-interest income	2,757	2,521	2,601

Operating income	5,993	5,593	5,734

Administration expenses - staff costs	(2,026)	(1,879)	(1,878)
Administration expenses - other	(1,092)	(1,213)	(1,099)
Depreciation and amortisation	(269)	(271)	(286)

Operating expenses	(3,387)	(3,363)	(3,263)

Operating profit before provisions	2,606	2,230	2,471
Provisions for bad and doubtful debts	(652)	(771)	(713)
Provisions for contingent liabilities and commitments	—	(2)	1

Operating profit	1,954	1,457	1,759
Profit/(loss) from joint ventures and associated undertakings	10	(6)	(4)
Exceptional items	(1)	(3)	—

Profit on ordinary activities before tax	1,963	1,448	1,755
Tax on profit on ordinary activities	(567)	(446)	(509)

Profit on ordinary activities after tax	1,396	1,002	1,246
Minority interests - equity and non-equity	(13)	(11)	(9)

Profit for the financial period attributable to the members of Barclays Bank PLC	1,383	991	1,237
Dividends payable to Barclays PLC	(576)	(1,170)	(628)

Profit retained for the financial period	807	(179)	609

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Assets:
Cash and balances at central banks	1,717	2,032	1,414
Items in course of collection from other banks	3,155	2,335	3,077
Treasury bills and other eligible bills	7,842	7,645	8,768

Loans and advances to banks - banking	14,937	15,369	16,889
- trading	52,534	42,805	40,951

	67,471	58,174	57,840

Loans and advances to customers - banking	164,912	157,222	151,815
- trading	59,447	45,176	47,211

	224,359	202,398	199,026
Debt securities	100,122	94,229	80,744
Equity shares	5,164	3,133	4,661
Interests in joint ventures and associated undertakings	454	455	89
Intangible fixed assets	3,867	3,934	4,055
Tangible fixed assets	1,572	1,626	1,831
Other assets	23,366	19,821	20,324

	439,089	395,782	381,829
Retail life-fund assets attributable to policyholders	7,642	7,284	7,879

Total assets	446,731	403,066	389,708

Liabilities:
Deposits by banks - banking	51,357	48,751	39,052
- trading	41,844	38,683	42,133

	93,201	87,434	81,185

Customer accounts - banking	153,893	144,078	143,388
- trading	44,223	27,420	30,146

	198,116	171,498	173,534
Debt securities in issue	48,431	45,885	46,899
Items in course of collection due to other banks	1,662	1,416	1,396
Other liabilities	63,055	56,564	46,561
Balances due to Barclays PLC	113	104	422
Accruals and deferred income	4,476	4,352	3,772
Provisions for liabilities and charges - deferred tax	482	461	656
Provisions for liabilities and charges - other	417	486	522
Dividend payable to Barclays PLC	326	684	682
Undated loan capital - convertible to preference shares	—	310	328
Undated loan capital - non-convertible	6,570	6,368	5,454
Dated loan capital - convertible to preference shares	11	11	—
Dated loan capital - non-convertible	5,972	4,848	5,203

	422,832	380,421	366,614

Minority interests and shareholders’ funds:
Minority interests: equity and non-equity	193	156	124

Called up share capital	2,294	2,293	2,288
Reserves	13,770	12,912	12,803

Shareholders’ funds: equity	16,064	15,205	15,091

	16,257	15,361	15,215

	439,089	395,782	381,829
Retail life-fund liabilities attributable to policyholders	7,642	7,284	7,879

Total liabilities and shareholders’ funds	446,731	403,066	389,708

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Share capital
At beginning of period	2,293	2,288	2,286
Shares issued	1	5	2

At end of period	2,294	2,293	2,288

Share premium account
At beginning of period	5,603	5,502	5,475
Premium arising on shares issued	15	101	27

At end of period	5,618	5,603	5,502

Revaluation reserve
At beginning of period	24	30	30
Released on disposal	(2)	(6)	—

At end of period	22	24	30

Profit retained
At beginning of period	7,285	7,271	6,694
Profit retained	807	(179)	609
Exchange rate translation differences	36	(19)	(42)
Realisation of revaluation reserve	2	6	—
Goodwill written back on disposals	—	—	10
Other items	—	206	—

At end of period	8,130	7,285	7,271

Total reserves	13,770	12,912	12,803

Total shareholders’ funds	16,064	15,205	15,091

BARCLAYS BANK PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Profit attributable to the members of Barclays Bank PLC	1,383	991	1,237
Exchange rate translation differences	34	(19)	(42)
Gains arising from transactions with third parties	—	206	—
Other items	(16)	(2)	10
Joint ventures and associated undertakings	18	—	2

Total recognised gains and losses relating to the period	1,419	1,176	1,207
Prior period adjustment	—	(37)	14

Total gains and losses recognised in the period	1,419	1,139	1,221

BARCLAYS BANK PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

		Half-year ended
	30.06.03	30.06.02	31.12.02
	£m	£m	£m
Net cash inflow from operating activities	1,428	2,467	4,980
Dividends received from joint ventures and associated undertakings	1	—	1
Net cash outflows from returns on investment and servicing of finance	(294)	(250)	(380)
Tax paid	(378)	(271)	(557)
Net cash inflow /(outflow) from capital expenditure and financial investment	771	(471)	(6,285)
Net cash inflow /(outflow) from acquisitions and disposals	(17)	(426)	(186)
Equity dividend paid	(934)	(1,050)	(746)

Net cash (outflow)/inflow before financing	577	(1)	(3,173)
Net cash inflow from financing	1,010	1,063	904

Increase /(decrease) in cash	1,587	1,062	(2,269)

BARCLAYS BANK PLC

FINANCIAL SUMMARY - US GAAP (UNAUDITED)

BARCLAYS BANK PLC

	Half-year ended
	30.06.03	30.06.02
	£m	£m
Net income	263	877
Shareholders’ funds	18,318	16,713
Total assets	530,754	453,264

PERFORMANCE RATIOS	%	%
Net income as a percentage of average total assets	0.1	0.4
average shareholders’ funds	2.9	10.4
Average shareholders’ funds as a percentage of average total assets	3.5	3.5

BARCLAYS BANK PLC

FINANCIAL SUMMARY – US GAAP (UNAUDITED)

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net income (US GAAP) of Barclays PLC Group (page 70)	213	1,653	823
Appropriations of Barclays Bank PLC	50	50	54
Share compensation change in Barclays Bank PLC shown as reserve movement in Barclays PLC	—	(2)	—

Barclays Bank PLC Group - Net income (US GAAP)	263	1,701	877

		Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Equity shareholders’ funds (UK GAAP)	16,064	15,205	15,091
Goodwill	426	298	171
Core deposit intangible	(172)	(140)	(108)
Leasing - lessor	(143)	(166)	(168)
Leasing - lessee	—	—	6
Extinguishment of liabilities	(242)	(159)	—
Revaluation of property	(219)	(241)	(311)
Share compensation schemes	6	—	(230)
Shareholders’ interest in the long-term assurance fund	(520)	(549)	(611)
Pension cost	(908)	(848)	(515)
Post-retirement benefits	(23)	(50)	(34)
Internal use software	62	81	297
Derivatives	1,046	1,273	629
Fair value of securities	760	515	274
Provisions for restructuring of business	10	16	22
Loan origination fees	65	91	75
Fair value amortisation credit	21	17	13
Dividend payable	326	788	261
Reserve Capital instruments	1,783	1,771	1,838
Tax effect on the above UK/US GAAP reconciling items	(24)	(56)	13

Shareholders’ funds (US GAAP)	18,318	17,846	16,713

BARCLAYS PLC

OTHER INFORMATION

Registered office

54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000. Company number: 48839.

Website
 www.barclays.com

Registrar

The Registrar to Barclays PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Tel: 0870 702 0196.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-312-5315, whose domestic telephone number is 1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC

Statutory accounts for the year ended 31st December 2002, which also include the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address shown above. Copies of the Form 20-F are also available from the SEC’s website: http://www.sec.gov

Results timetable

Ex dividend date:	Wednesday 13th August 2003
Dividend record date:	Friday 15th August 2003
Dividend payment date:	Wednesday 1st October 2003
2003 Full year pre close date:	Tuesday 2nd December 2003
2003 preliminary results announcement:	Thursday 12th February 2004
2004 Annual General Meeting:	Thursday 29th April 2004

For further information, please contact:	John Varley
Group Finance Director
+44 (0)20 7699 5000 – Switchboard

Cathy Turner
Head of Investor Relations
+44 (0)20 7699 3638 – Direct Line

James S. Johnson
Senior Manager, Investor Relations
+44 (0)20 7699 4525 – Direct Line

Leigh Bruce
Corporate Communications Director
+44 (0)20 7699 2658 – Direct Line

Chris Tucker
Public Relations Director
+44 (0)20 7699 3161 – Direct Line

More information on Barclays, including these 2003 interim results, can be found on our website at the following address: http://www.investorrelations.barclays.co.uk